Exhibit 99.1

NEW FOUND GOLD CORP.
ANNUAL INFORMATION FORM
For the year ended December 31, 2021 Dated: May 19, 2022

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1	PRELIMINARY NOTES

In this Annual Information Form (“AIF”), “New Found” or the “Company” refers to New Found Gold Corp.

All information contained herein is as at December 31, 2021 unless otherwise stated.

1.1	Financial Statements

New Found’s financial statements for the fiscal year ended December 31, 2021 were prepared in accordance with International Financial Reporting Standards (“IFRS”).

This AIF should be read in conjunction with New Found’s audited financial statements and notes thereto, as well as the management’s discussion and analysis for the years ended December 31, 2021 and 2020. The financial statements and management’s discussion and analysis are available at New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR at www.sedar.com.

1.2	Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified. References to “US$” are to United States Dollars.

1.3	Cautionary Statement Regarding Forward-Looking Information

This AIF contains “forward-looking information” and “forward-looking statements” (referred to together herein as “forward-looking information”). Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of AIF, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this AIF.

Forward-looking statements included or incorporated by reference in this AIF include, without limitation, statements related to the Queensway Project (as such term is defined herein) and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the COVID19 outbreak as a global pandemic and the Company’s expectations with respect to the ThreeD Claim (as defined below).

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of New Found to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation, the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no mineral resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as the COVID-19 pandemic may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; inflationary cost pressures may escalate the Company’s operating costs; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; and other factors discussed under “Risk Factors”.

In making the forward-looking statements in this AIF, New Found has applied several material assumptions, including without limitation, the assumptions that: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Technical Report (as such term is defined herein); the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; expectations regarding the level of disruption to exploration at the Queensway Project as a result of COVID 19; availability of equipment.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” herein and in New Found’s audited financial statements and management discussion and analysis for the years ended December 31, 2021 and 2020, available at New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR at www.sedar.com.

The actual results or performance by New Found could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the Company. Except as required by law, New Found is under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

2	CORPORATE STRUCTURE
2.1	Name, address and incorporation

New Found was incorporated under the Business Corporations Act (Ontario) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, the Company’s name was changed to New Found Gold Corp.

On June 23, 2020, the Company continued into British Columbia under the provisions of the Business Corporations Act, British Columbia, (the “BCBCA”). The Company’s head office is located at Suite 1430 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada. The Company’s registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

3	GENERAL DEVELOPMENT OF THE BUSINESS
3.1	Overview of the Company
3.1.1	General

New Found is a mineral exploration company involved in the identification, acquisition and exploration of mineral properties primarily in the Provinces of Newfoundland and Labrador and Ontario. The Company’s exploration is focused on discovering and delineating gold resources. The Company has one material property: the Queensway Project located in Newfoundland, Canada (the “Queensway Project”). At present, the Queensway Project does not have any known mineral resources or reserves.

Since incorporation, the Company has taken the following steps in developing its business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress the Company’s exploration activities on its mineral properties, as described herein; (iii) completed technical reports on the Queensway Project, including the recent technical report titled “Exploration Update of the Queensway Project, Newfoundland and Labrador, Canada” with an effective date of February 18, 2022, prepared by Alan Lambden, P.Geo. and R. Mohan Srivastava, P.Geo. of RedDot3D Inc. in compliance with NI 43-101 (the “Technical Report”); and (iv) retained directors, officers and employees with the skills required to successfully operate a public mineral exploration company.

The Company is a reporting issuer in all provinces in Canada, except Québec. The Common Shares (as defined herein) of the Company trade on the TSX Venture Exchange (the “TSXV”) under the symbol “NFG” and on the NYSE American stock exchange (the “NYSE American”) under the symbol “NFGC”.

3.2	Business of the Company
3.2.1	Principal Operations

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada.

3.2.2	Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. The Company competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the Company may not be able to acquire attractive properties in the future on terms it considers acceptable. The Company may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. See “Risk Factors – Competition and Mineral Exploration”.

3.2.3	Specialized Skills and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include, but are not limited to, expertise related to mineral exploration, geology, drilling, permitting, metallurgy, logistical planning, and implementation of exploration programs, as well as legal compliance, finance and accounting. The Company expects to rely upon various legal and financial advisors, consultants and others in the operation and management of its business. See “Risk Factors – Dependence on Management and Key Personnel”.

3.2.4	Cycles

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace.

3.2.5	Employees

At December 31, 2021, the Company had 73 employees, and at the date of this AIF, the Company has 75 employees. The Company also relies on consultants and contractors to carry on its business activities and, in particular, to supervise and carry-out mineral exploration on its Queensway Project and other mineral properties.

3.2.6	Environmental Protection

The Company is currently engaged in exploration activities on its Queensway Project and other mineral properties and such activities are subject to various laws, rules and regulations governing the protection of the environment. Corporate obligations to protect the environment under the various regulatory regimes in which the Company operates may affect the financial position, operational performance and earnings of the Company. A breach of such legislation may result in imposition of fines and penalties. Management believes all of the Company’s activities are in material compliance with all applicable environmental legislation. See “Risk Factors – Environmental Risks”.

3.2.7	Social or Environmental Policies

The Company is committed to conducting its operations in accordance with sound social and environmental practices. At present, the scale of operations has not required the adoption of formal policies. The Company will re-evaluate this position if and when necessary.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

3.3	Three-year History
3.3.1	Stock Exchange Listings

Initial Public Offering on the TSXV

On August 11, 2020, the Company completed an initial public offering on the TSXV of an aggregate of 21,000,000 Common Shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, Canaccord

Genuity Corp., BMO Nesbitt Burns Inc. and Desjardins Securities Inc. (together the “Agents”) exercised their overallotment option in full to offer and sell an additional 3,150,000 Common Shares for gross proceeds of $4,095,000.

NYSE American Listing

On February 1, 2021, the Company announced it filed a Form 20-F registration statement with the United States Securities and Exchange Commission (the “SEC”) with the intention of applying to list its Common Shares on the NYSE American. On September 24, 2021, the Company announced that it expected its Common Shares to commence trading on the NYSE American on or about September 29, 2021. On September 29, 2021, the Company announced that the Common Shares commenced trading on the NYSE American under ticker symbol “NFGC” at the open of markets on September 29, 2021. Concurrent with the start of trading on the NYSE American, the Common Shares ceased trading on the OTC Markets.

3.3.2	Financings

November 2021 Flow-Through Private Placement

On November 24, 2021, the Company completed a non-brokered private placement to Eric Sprott of 5,000,000 Common Shares of the Company that qualified as “flow-through shares” for the purposes of the Tax Act at a price of $9.60 per Common Share, for gross proceeds to New Found of $48,000,000.

August 2021 Flow-Through Public Offering

On August 17, 2021, the Company announced it entered into an agreement (the “Underwriting Agreement”) with Canaccord Genuity Corp. and BMO Capital Markets on behalf of a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a “bought deal” basis, 4,390,000 Common Shares of the Company that qualify as “flow-through shares” (within the meaning of the Tax Act) at a price of $11.39 per Common Share for gross proceeds of $50,002,100. The Company granted the underwriters an option to purchase up to an additional 15% of the number of Common Shares sold under the offering to cover over-allotments, if any and for market stabilization purposes.

On August 24, 2021, the Company announced it closed the offering of 5,048,500 Common Shares for gross proceeds of $57,502,415, which included the full exercise of the underwriters’ over-allotment option. Eric Sprott participated for approximately 19.9% of the financing to maintain his interest in the Company. The Common Shares were offered by way of a prospectus supplement in each of the provinces of Canada (other than Québec) and were also offered by way of private placement in the United States.

Base Shelf Prospectus

On July 27, 2021, the Company filed a final short form base shelf prospectus with respect to offerings of securities of the Company to raise aggregate gross proceeds of up to $100 million over 25 months.

April 2021 Non-Brokered Flow-Through Private Placement

On April 8, 2021, the Company completed a non-brokered private placement of 2,857,000 Common Shares that qualified as “flow-through shares” for the purposes of the Tax Act at a price of $5.25 per share for gross proceeds to New Found of $14,999,250.

2020 Flow-Through Private Placements

On June 10, 2020, the Company completed the second and final tranche of a non-brokered private placement financing by issuing 68,462 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price of $1.30 per Common Share, for gross proceeds of $89,001. In connection with the private placement, the Company issued certain finders non-transferable common share purchase warrants, in an aggregate amount of 4,107 finder warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional Common Share at a price of $1.30 per Common Share for a two-year period expiring on June 10, 2022.

On June 4, 2020, the Company completed the second and final tranche of a non-brokered private placement financing by issuing of 1,227,753 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price $1.50 per Common Share, for gross proceeds of $1,841,630. In connection with the private placement, the Company issued certain finders an aggregate amount of 28,230 finder warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional Common Share at a price of $1.50 per Common Share for a two-year period expiring on June 4, 2022.

On May 13, 2020, the Company completed the first tranche of the non-brokered private placement financing by issuing 2,766,844 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price of $1.50 per Common Share, for gross proceeds of $4,150,266. In connection with the private placement, the Company issued an aggregate of 36,052 finder warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional Common Share at a price of $1.50 per Common Share for a two-year period expiring on May 13, 2022.

On May 12, 2020, the Company completed the first tranche of a non-brokered private placement financing of 797,923 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price of $1.30 per Common Share, for gross proceeds of $1,037,299. In connection with the private placement, the Company issued an aggregate of 39,475 finder warrants, representing 6% of the Common Shares sourced by certain finders. Each Finder Warrant issued in connection with this private placement entitles the holder thereof to purchase one additional common share at a price of $1.30 per Common Share for a two-year period expiring on May 12, 2022.

2019 Private Placements

On November 29, 2019, the Company completed a non-brokered private placement financing of 16,000,000 units at a price of $0.50 per unit for gross proceeds of $8,000,000 (the “November 2019 Private Placement”). Each unit consisted of one Common Share and one common share purchase warrant (the “2019 Warrants”). Each 2019 Warrant entitled the holder thereof to purchase one additional Common Share at a price of $0.75 per Common Share for a three year period expiring on November 29, 2022. In accordance with the terms thereof, 12,000,000 of the 2019 Warrants were exercised on July 21, 2020 and the remaining 4,000,000 of the 2019 Warrants were exercised on August 10, 2020.

On July 3, 2019, the Company completed a non-brokered private placement financing of 1,250,000 Common Shares at a price of $0.40 per Common Share for gross proceeds of $500,000.

On June 18, 2019, the Company completed a non-brokered private placement financing of 1,875,000 Common Shares at a price of $0.40 per Common Share for gross proceeds of $750,000.

3.3.3	Exercise of Queensway Project Option Agreements

On June 23, 2020, the Company fully exercised the final remaining active option agreement with respect to the Queensway Project, being an option agreement with Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell, entered into in November 2016, which covered 100% of the Unity Property portion of the Queensway Project. As a result, the Company is now the 100% owner of the interests comprising the Queensway Project. Pursuant to the option agreement, an NSR grant of 1.6% is payable to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands to the east and north of the subject lands and does not impact the optioned property.

In November 2019, the Company fully exercised an option agreement covering the 100% interest in the JBP Linear Property portion of the Queensway Project, being an option agreement with Roland Quinlan and Eddie Quinlan, entered into in May 2017. Under the terms of the option agreement, the Company paid the optionors a total of $45,000 in cash over a 30-month period and granted an NSR of 1.6% to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000.

In November 2019, the Company fully exercised an option agreement covering the 100% interest in the Golden Bullet Property portion of the Queensway Project, being an option agreement with Roland Quinlan, Eddie Quinlan and Larry Quinlan, executed in November 2016. Under the terms of the option agreement, the Company paid the optionors a total of $125,000 in cash and issued $100,000 in Common Shares to the optionors over a 36-month period. Pursuant to the option agreement, an NSR of 1.6% is payable to the optionors which can be reduced by 1.0% by paying the optionors $1,000,000. This option agreement contains a 2 km area of influence that subjects adjacent lands to an additional 0.6% NSR.

In July 2019, the Company fully exercised an option agreement covering the 100% interest in the Linear and JBP Linear Property portion of the Queensway Project, being an option agreement with Krinor Resources, Kevin Keats and Allan Keats entered into in July 2016. Under the terms of the option agreement, the Company paid the optionors a total of $54,000 and issued 45,000 Common Shares to the optionors over a 36-month period. An NSR of 0.6% is payable to the optionors along with an underlying net smelter royalty of 1.0% covering five of the six claims, which is payable to Paragon Minerals Corp (“Paragon”). This option agreement contains a 2 km area of influence that subjects adjacent lands to the additional 0.6% NSR.

In April 2019, the Company fully exercised an option agreement covering the 100% interest in the Guinchard Property portion of the Queensway Project, being an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers executed in April 2017. Under the terms of the option agreement, the Company paid the optionors a total of $45,000 and issued 105,000 Common Shares to the optionors over a 24-month period. Pursuant to the option agreement, an NSR of 1.0% is payable to the optionors which can be reduced by 0.5% by paying the optionors $1,000,000.

In September 2018, the Company acquired a 100% interest in the Lush Property via a purchase agreement with Paragon Minerals Corp. The Lush property is comprised of one map staked licence covering 50 hectares. Under the terms of the purchase agreement the Company is to grant a net smelter royalty of 0.5% payable to Paragon Minerals Corp along with an underlying net smelter royalty of 2.0% payable to Tom Lush which can be reduced by 1.0% by paying $1,000,000 to Tom Lush.

In May 2017, the Company acquired a 100% interest in the P-Pond Property via an option agreement with Stephen Stockley, Mark Stockley and Edward Stockley. The P-Pond property is comprised of three map staked licences covering 175 hectares and under the terms of the agreement the Company is to pay the optionor a total of $30,000 and $10,000 worth of shares are to be issued over a 12-month period; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $250,000.

In December 2016, the Company acquired a 100% interest in the Blackmore Property via an option agreement with Neal Blackmore. The Blackmore property is comprised of two map staked licences covering 175 hectares and under the terms of the agreement the Company is to pay the optionor a total of $10,000; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

In October 2016, the Company acquired a 100% interest in the United Gold Property via an option agreement with Noreen Kennedy. The United Gold property is comprised of one map staked licence covering 275 hectares and under the terms of the agreement the Company is to pay the optionor a total of $16,500 and $16,500 worth of shares are to be issued over a 6-month period; this option agreement has been fully executed and the Company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

3.3.4	Royalty Purchases

On November 15, 2021, the Company announced that it entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”), whereby New Found would purchase 100% of each Vendor’s royalty interests, each equal to 0.2%, for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (the “Royalty Interests”). New Found had previously granted the Vendors the Royalty Interests under a Net Smelter Royalty Agreement dated as of July 15, 2016. These properties cover key target areas on the Company’s Queensway project and include the Company’s Keats, Golden Joint, and Lotto discoveries. Subsequent to completion of the transaction, there was to remain a low royalty burden of just 0.4% on the ground covering the Keats-Golden Joint-Lotto-Big Dave corridor. On November 25, 2021, the Company announced that it closed its previously-announced acquisition of three royalty interests (the “Royalty Interest Acquisition”) with the Vendors whereby New Found purchased the Royalty Interests. Pursuant to the Royalty Interest Acquisition, New Found paid $1,300,000 cash consideration and issued 152,941 Common Shares in the capital of the Company to each Vendor, for an aggregate cash consideration of $3,900,000 and aggregate share consideration of 458,823 Common Shares. All securities issued pursuant to the Royalty Purchase Agreements were subject to a hold period under applicable Canadian securities laws, which expired four months plus one day from the date of closing of the Royalty Interest Acquisition.

3.3.5	Exploits Transaction

On December 11, 2020, the Company entered into a purchase and sale agreement with Exploits Discovery Corp. (“Exploits”) pursuant to which the Company sold a 100% interest in two mineral claims representing 12.0 km ² of land at the Queensway Project for non-cash consideration of 6,562,799 common shares in the capital of Exploits. The Company will also retain a 2% net smelter returns royalty on production from the mineral claims sold to Exploits.

3.3.6	Novo Transaction

On March 6, 2020, the Company issued 15,000,000 Common Shares to Novo Resources Corp., a TSXV listed mineral exploration and development corporation (“Novo”), at a subscription price of $1.12 per Common Share, which was paid to the Company by the issuance of 6,944,444 common shares in the capital of Novo. Upon closing of the transaction, Novo owned approximately 15.97% of the Company’s issued and outstanding Common Shares and New Found owned approximately 3.73% of the issued and outstanding common shares of Novo. Pursuant to the terms of the transaction, Novo has the right to appoint a director to the Board at any time until March 6, 2023, provided that Novo holds no less than 10% of New Found’s issued and outstanding Common Shares. In connection with Novo’s right to appoint a director to the Board, Novo appointed Dr. Quinton Hennigh as its director nominee. Dr. Hennigh was elected to the Board on June 17, 2020.

Mr. Eric Sprott, a principal securityholder of the Company, is also a principal securityholder of Novo.

3.3.7	Mexican Gold Transaction

On January 26, 2020, New Found entered into a binding letter agreement (the “Mexican Gold Agreement”) with Mexican Gold Corp. (“Mexican Gold”), pursuant to which Mexican Gold agreed to acquire all of the Company’s issued and outstanding shares (the “Proposed Mexican Gold Transaction”). The Proposed Mexican Gold Transaction would have constituted a reverse takeover pursuant to TSXV policies as, following completion of the Proposed Mexican Gold Transaction, the Company’s shareholders would have owned approximately 88.4% of the issued and outstanding common shares of the resulting issuer.

On February 19, 2020, the Company mutually agreed with Mexican Gold to terminate the Mexican Gold Agreement and the Proposed Mexican Gold Transaction.

3.3.8	Recent Events

Director and Officer Appointments and Resignations

On April 14, 2022, the Company announced that Craig Roberts resigned as Chief Executive Officer and as a director of the Company, Collin Kettell was appointed as Chief Executive Officer of the Company and Vijay Mehta was appointed as a director of the Company. As part of a planned transition, Craig Roberts will continue with the Company as a full-time consultant in the role of Lead Advisor.

On September 27, 2021, the Company announced the appointment of Melissa Render, P.Geo. as Vice President of Exploration.

On May 11, 2021, the Company announced the appointment of Douglas Hurst as a director of the Company and the resignation of John Anderson as a director of the Company.

COVID-19 Developments

The Company continues to have no material disruption to operations or supply chains as a result of the COVID-19 pandemic. Since the onset of COVID-19 in early 2020, the Company has continued to take extraordinary measures to mitigate the possible impact of COVID-19 on its workforce and operations. Some of these measures include: (i) eliminating all non-essential travel to and from the Queensway Project and (ii) reducing physical interaction throughout the organization as much as possible by moving to a work-from-home format. The Company continues to closely monitor the COVID-19 pandemic and is engaged in active operational and financial contingency planning to prudently manage the potential impact of the pandemic on its operations.

4	RISK FACTORS

The business and operations of New Found are speculative due to the high-risk nature of its business, which is the exploration of mineral properties. The risks listed below are not the only risks and uncertainties that New Found faces. Additional risks and uncertainties not presently known to New Found or that New Found currently considers immaterial may also materially impair its business. These risk factors could materially affect New Found’s business, financial condition and future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

If any of the following risks occur, New Found’s business, financial condition and operating results could be materially adversely affected.

4.1	Risks Related to the Company
4.1.1	Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.2	No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.3	No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.4	Reliability of Historical Information

The Company has relied on, and the disclosure in the Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

4.1.5	Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any profitable extraction of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral resources through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

4.1.6	Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

4.1.7	Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold industry in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

4.1.8	Acquisition of Additional Mineral Properties

If the Company loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable securities regulatory authorities. There is also no guarantee that applicable securities regulatory authorities will approve the acquisition of any additional properties by the Company, whether by way of an option or otherwise, should the Company wish to acquire any additional properties.

4.1.9	Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on the Company. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

4.1.10	Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

4.1.11	Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of its success must be considered in light of its early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

4.1.12	Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

4.1.13	Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

4.1.14	Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations, operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

4.1.15	Public Health Crises such as the COVID-19 Pandemic

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the ongoing COVID-19 pandemic. To date, there have been a large number of restrictions, business closures, quarantines and a reduction in various activities in many countries as a result of the pandemic. The pandemic has resulted in travel, gathering and other public health restrictions. The duration of the various disruptions to businesses locally and internationally and the related financial and other impacts cannot be reasonably estimated at this time. Such public health crises can result in volatility and disruptions in the supply and demand for gold and other minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, additional slowdowns or temporary suspensions of operations in geographic locations impacted by an outbreak, increased labour, transportation and fuel costs, regulatory changes, political or economic instabilities or civil unrest. The extent to which COVID-19 will or may impact the Company is uncertain and these factors are beyond the Company’s control. Any increase in the severity of the pandemic or future outbreaks of COVID-19, particularly if the number of COVID-19 cases in Newfoundland rises could have a material adverse effect on the Company’s business, results of operations and financial condition.

4.1.16	Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted.

COVID-19 and any future emergence and spread of similar pathogens could have a material adverse impact on global economic conditions, which may adversely impact: the market price of the Common Shares, the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.

In addition, as the Company’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The ongoing conflict in Ukraine and the global response to this conflict as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

4.1.17	Inflation

The Company’s operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Company’s inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on the Company’s financial performance.

4.1.18	Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Labrador and Ontario.

4.1.19	Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the natural landscape, on communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

4.1.20	Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to an available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

4.1.21	First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

4.1.22	Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

4.1.23	Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

4.1.24	Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of its revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the ongoing COVID-19 pandemic, and efforts to contain it, including future restrictions on travel and other advisories issued may have a significant effect on gold prices.

4.1.25	Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

4.1.26	Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

4.1.27	Reporting Issuer Status

The Company is subject to reporting requirements under applicable securities law, the listing requirements of the TSXV and NYSE American and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

4.1.28	Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this AIF, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

4.1.29	Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, pandemics, epidemics or quarantine restrictions.

4.1.30	Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect its operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

4.1.31	Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

4.1.32	Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.2	Risks Related to the Company’s Securities
4.2.1	Speculative Nature of Investment Risk

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

4.2.2	Price may not Represent the Company’s Performance or Intrinsic Fair Value

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Common Shares on the TSXV and the NYSE American in the future cannot be predicted.

4.2.3	Securities or Industry Analysts

The trading market for the Common Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market or its competitors. The Company does not have any control over these analysts and cannot assure that such analysts will cover the Company or provide favourable coverage. If any of the analysts who may cover the Company’s business change their recommendation regarding the Company’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

4.2.4	Price Volatility of Publicly Traded Securities

The Common Shares are listed on the TSXV and NYSE American. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Found may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within New Found’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

4.2.5	Dilution

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share. New Found may sell additional equity securities in future offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance the Company’s operations, development, exploration, acquisitions or other projects. New Found cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Common Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per Common Share.

4.2.6	Dividends

To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividends and Distributions”.

4.2.7	Exchange Listings

The Company may fail to meet the continued listing requirements for the Common Shares to be listed on the TSXV and/or the NYSE American. If the TSXV or the NYSE American, as applicable, delists the Common Shares from trading on its respective exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a “penny stock” which will require brokers trading in the Common Shares to follow more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

5	QUEENSWAY PROJECT
5.1	Summary

New Found commissioned RedDot3D Inc. (“RD3D”) to prepare the Technical Report in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects within Canada (“NI 43-101”), for its 100% owned Queensway Project, located near Gander, Newfoundland, Canada. The Technical Report documents all data and data collection procedures for the Queensway Project up until mid-February 2022. The Technical Report is titled “Exploration Update of the Queensway Project Newfoundland and Labrador, Canada”. The effective date of the Technical Report is February 18, 2022.

The Qualified Persons for the Technical Report are Alan Lambden, P.Geo. of RD3D and R. Mohan Srivastava, P.Geo of RD3D (each a “QP” and together, the “QPs”), and “independent” of the Company, as defined in NI 43-101. Mr. Lambden takes sole responsibility for sections 2-9, 12, 23-25 of the Technical Report. Mr. Srivastava takes sole responsibility for sections 10, 11, 13-22 and Appendix A. Messrs. Lambden and Srivastava take joint responsibility for sections 1, 26 and 27. Mr. Srivastava has not visited the Queensway Project site; for matters that require verification during a personal inspection of the project, he relies on the site visit of Mr. Lambden.

The scientific and technical information in this section relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the Technical Report. Such assumptions, qualifications and procedures are not fully described in this AIF and the following summary does not purport to be a complete summary of the Technical Report. Reference should be made to the full text of the Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com. Capitalized terms used but not otherwise defined in this Section 5 have the meanings given to such terms in the Technical Report.

The technical content disclosed in this Section 5 was reviewed and approved by the authors of the Technical Report who are a Qualified Persons as defined in NI 43-101.

5.2	Property Description, Location and Access

Location and Access

The Queensway Project lies near the geographic centre of the island of Newfoundland on the east coast of Canada. The mineral claims of New Found cover 151,025 hectares in a swath of land approximately 100 km long and 10-20 km wide, from north of the TransCanada Highway (“TCH”) near the town of Gander to the Bay d’Espoir Highway (Figure 1). The approximate centre of the New Found mineral claims is UTM (Zone 21N): 650000E, 540000N, Latitude/Longitude: 48°45’N, 55°W.

Figure 1. Location of the Queensway Project mineral claims (Source: RedDot3D)

The property can be reached by the TCH which passes through the Queensway North portion of the property. It can also be accessed by the road along the Northwest Gander River, which runs on the west of the Queensway South claims area from Gander Lake and crosses the river into the Queensway South claims at a steel bridge approximately 15km south of Gander Lake. Within the claims area, most of the Queensway Project is accessible via gravel forest access roads, including the Appleton Fault Zone (“AFZ”) road, the Joe Batt’s Pond Fault Zone (“JBPFZ”) road to H Pond, and Joe Batt’s Pond Road. Many quad/harvester trails and winter roads provide access for heavy equipment when required. The areas with the most difficult access are those in the far south of the Queensway South area. These are best reached by forest roads from Route 360, the Bay d’Espoir Highway, that leaves the TCH at Bishop’s Falls.

Mineral licenses along the shores of Gander Lake can easily be accessed by boat. Convenient and inexpensive air travel to most of the Queensway Project is available from helicopter bases in Appleton and Gander, and from bush planes based at the international airport in Gander. The nearest seaports are north of the TCH at Lewisporte and Botwood, 40 and 70km, respectively, by road from Glenwood. Both have good harbours; however, sea ice has disrupted winter shipping in some years.

The nearest large community is Gander, 12 km to the east of the Queensway North claims along the TCH, which has an international airport and most of the equipment, labour and supplies required for exploration. The small town of Appleton lies within the Queensway North claims area and the neighbouring town of Glenwood lies across the Gander River, just to the west of the Queensway Project’s claims. Combined they have a population of ~1400, many of whom work in the resource sectors, and are also a source for workers and support staff. A helicopter base and an environmental remediation company are located in Appleton. Skilled and semi-skilled workers can also be found in Grand Falls – Windsor, a town with a slightly larger population than Gander that lies 76 km west of the Queensway North claims along the TCH.

No technical assessment has yet been done of potential sites for the surface infrastructure that a future mine would require, such as areas for the storage of tailings and waste, or a processing plant. Once suitable sites have been identified for surface infrastructure, New Found will make an application to the province’s Department of Industry, Environment, and Technology to convert the mineral licences covering those areas to mining leases.

Electricity is available from the Newfoundland provincial grid, which has three electricity transmission corridors that cross the Queensway Project lands:

1.	A 350 kV HVDC direct-current line, which passes through the approximate center of the Queensway South licenses.
2.	Two 138 kV HVAC transmission lines to the north of the TCH crossing the AFZ and JBPFZ trends on the Queensway North licenses.

3.	A 69 kV HVAC transmission line that approximately parallels the TCH to the north across the AFZ and JBPFZ trends on the Queensway North licenses and follows the TCH and secondary routes.

Water Supply

Other than the water use licenses summarized herein, there is currently no developed water supply or water right attached to the Queensway Project. However, when the need arises, New Found can apply for permission to draw water from the many bodies of water within its mineral claims. The towns of Appleton and Glenwood have municipal water and sewer systems. The buildings and ancillary facilities on the Queensway Project mineral claims include residential, commercial and industrial buildings and facilities in the towns of Appleton and Glenwood and cabins and cottages outside municipal boundaries. In the Appleton Industrial Park, New Found has purchased eight lots that host a fenced-in core yard, an office trailer, a shipping container and a trailer-style camp for drill crews.

There are no tailings disposal areas located on the Queensway Project site. Given the very large area covered by New Found’s mineral licenses, it is likely that a suitable site for tailing storage could be found within the project lands. The tailings storage facility of the Beaver Brook Antimony Mine lies outside the western boundary of the Queensway Project.

There are currently no waste disposal areas located on site. With proper engineering and environmental controls, it is likely that a suitable site for waste disposal area could be found within the project lands. GEMTEC Consulting Engineers and Scientists Limited of Paradise, Newfoundland has completed a waste management plan. The province has adopted a regional waste strategy with the Central Newfoundland Waste Management site located at Norris Arm North, some 38 km west of Appleton on the TCH.

Mineral Titles

Mineral rights in the Province of Newfoundland and Labrador are managed by the Mineral Lands Division of the Newfoundland Department of Industry, Energy, and Technology, which coordinates map-staking of Crown mineral licences through the online Mineral Lands Administration Portal (MinLAP) system. Within the area of a mineral licence there are separate mineral claims, up to 256 per licence area. New Found’s land package includes 86 map-staked mineral licences containing a total of 5,983 mining claims. The province requires licence-holders to spend a minimum amount on their exploration activities each year. These minimum expenditure commitments increase with time: the first five years require $200, $250, $300, $350 and $400/year/claim, respectively. Assessment requirements continue for up to 30 years with increasing costs as follows: $600/claim for years six through ten, $900/claim for years 11 through 15, $1,200/claim for years 16 through 20, $2,000/claim for years 21 through 30. Renewal fees paid directly to the government, which also increase with time, are required every five years (at years 5, 10, 15, 20) and annually for years 21 through 29.

Surface Rights

New Found does not own surface rights on the Queensway Project. On an as-needed basis, New Found negotiates agreements that allow exploration activities to be conducted on property owned and administered by others, including the Province of Newfoundland and Labrador, which administers Crown Lands, the municipalities of Appleton and Glenwood and property owners of residential properties in Appleton and Glenwood and of cottages and cabins outside municipal boundaries. In addition to stipulating the times when the Company can conduct work, and the nature of the work that is permitted, these agreements also specify New Found’s responsibility for restoring land to an acceptable condition following field activities. For activities on Crown Lands, approval is required from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. The primary focus of these applications and approvals is to prevent or minimize adverse impacts on the environment, fish and wildlife.

Queensway Property

As seen in Figure 2, New Found has organized its land package into two large groups of contiguous licences, Queensway North and Queensway South, separated by Gander Lake. As map-staked mineral licenses, the project lands in the Queensway Project are subject to annual assessment requirements and claim renewal costs. In 2022, New Found’s minimum exploration expenditure obligation for the entire Queensway Project will be $1,480,000; in 2023, the minimum expenditure obligation will drop to $94,000. With the current drilling program scheduled to continue into 2023, and with ongoing surface reconnaissance and mapping activities, the money New Found spends on exploration is expected to exceed the required minimum. New Found’s annual renewal fees will be $11,600 for the claims that reach their renewal date in 2022; they will be $14,075 for the claims that reach their renewal date in 2023.

Figure 2. Groups of mineral licences (Source: RedDot3D)

In addition to the mineral licences staked by New Found, the Queensway Project also includes optioned claim packages that were negotiated by New Found from 2016 through 2018 under nine separate option agreements. These option agreements granted mineral rights to New Found in return for a combination of scheduled lump-sum payments, New Found shares and net smelter return (“NSR”) royalties to individuals and companies. As of September 2021, when the last of the option payments was made, New Found had met all of the conditions and had earned 100% ownership.

All of New Found’s mineral licences carry an NSR royalty. Some of these arise from agreements struck with companies and individuals who optioned their mineral rights to New Found in return for financial compensation that included NSR royalties. Others arise from financing provided by GoldSpot Discoveries Corp in 2019 and 2020.

Many of New Found’s option and financing agreements have included a buy-back provision that allows the company to reduce the NSR royalty by making a lump-sum payment to the holder of the royalty. New Found has already exercised the buyback option on some of its agreements. The colour coding in Tables 1 and 2 shows the current NSR royalty and the amount that could still be bought back. Currently, the NSR royalties range from 0.4% to 2.5%. Were the company to exercise all of its buy-back rights, the NSR royalties would range from 0.4% to 1.5%.

Table 1. Queensway South mineral licences

QUEENSWAY SOUTH
MinLAP File Number	Location	Number of Claims	Area (km2)	Next Renewal Year	30-year expiry	MinLAP File Number	Location	Number of Claims	Area (km2)	Next Renewal Year	30-year expiry
022236M	SW Gander River	5	1.25	2024	2044	030716M	Third Berry Hill Pond	224	56	2025	2050
022260M	SW Gander River	1	0.25	2024	2044	030722M	Hunt's Pond	149	37.25	2025	2050
022342M	SW Gander River	1	0.25	2024	2044	030726M	Joe's Feeder Cove	5	1.25	2025	2050
023239M	Paul’s Pond	2	0.5	2025	2045	030727M	Dead Wolf Brook	195	48.75	2025	2050
023495M	NW Gander River	5	1.25	2025	2045	030733M	Rocky Brook	173	43.25	2025	2050
023498M	NW Gander River	8	2	2025	2045	030737M	Caribou Lake	247	61.75	2025	2050
024435M	Greenwood Pond	7	1.75	2026	2046	030739M	Great Gull River	224	56	2025	2050
024436M	Greenwood Pond	3	0.75	2026	2046	030740M	Ribbon Ponds	1	0.25	2025	2050
024557M	Bear Pond	250	62.5	2026	2046	030741M	SW Gander River Cove	2	0.5	2025	2050
024558M	Great Gull River	239	59.75	2026	2046	030742M	Steeles Brook	32	8	2025	2050
024559M	NW Gander River	256	64	2026	2046	030745M	Dead Wolf Brook	101	25.25	2025	2050
024560M	Careless Brook	121	30.25	2026	2046	030746M	SW Islands View	3	0.75	2025	2050
024561M	Eastern Pond	256	64	2026	2046	030747M	Owl Pond	37	9.25	2025	2050
024562M	Hussey Pond	241	60.25	2026	2046	030748M	SW Pond	140	35	2025	2050
024563M	Eastern Pond	236	59	2026	2046	030752M	Miguel's Lake	78	19.5	2025	2050
024565M	Gander Lake	12	3	2026	2046	030753M	Gander Lake	3	0.75	2025	2050
024566M	Gander Lake	125	31.25	2026	2046	030754M	Little Gander Lake	172	43	2025	2050
024567M	Gander Lake	106	26.52	2026	2046	030755M	Rocky Brook	30	7.5	2025	2050
024568M	Birch-Pond	254	63.5	2026	2046	030756M	SW Pond	88	22	2025	2050
024569M	SW Gander River	221	55.25	2026	2046	030763M	Rocky Brook	45	11.25	2025	2050
024570M	Dennis Brook	117	29.25	2026	2046	030765M	Berry Hill Brook	124	31	2025	2050
024571M	Winter Brook	153	38.25	2026	2046	030768M	Gander Lake Prime	149	37.25	2025	2050
025766M	Paul’s Pond	163	40.75	2026	2046	030771M	NW Gander River	37	9.25	2025	2050
030710M	Little Dead Wolf Pond	144	36	2025	2050	030783M	Little Dead Wolf Brook	41	10.25	2025	2050

Current Royalty and Buyback Terms

   1.0% NSR royalty with no buyback provision

   1.0% NSR royalty with a 0.5% buyback provision (i.e. half the royalty can be bought back)

   1.6% NSR royalty with a 1% buyback provision

Table 2. Queensway North mineral licences, and the separate licence areas of Twin Ponds, Bellman’s Pond and Little Rocky Brook

QUEENSWAY NORTH
MinLAP File Number	Location	Number of Claims	Area (km2)	Next Renewal Year	30-year expiry	MinLAP File Number	Location	Number of Claims	Area (km2)	Next Renewal Year	30-year expiry
006821M	Gander River	2	0.5	2022	2029	023962M	The Outflow	9	2.25	2026	2046
007984M	Glenwood	50	12.5	2022	2028	023987M	Joe Batt’s Pond Area	11	2.75	2026	2046
022216M	Glenwood	6	1.5	2024	2044	024026M	Joe Batt’s Pond Area	6	1.5	2026	2046
022491M	Gander Lake Area	12	3	2024	2044	024031M	Joe Batt’s Pond Area	6	1.5	2026	2046
023720M	Glenwood	4	1	2023	2031	024136M	Gander River Area	25	6.25	2026	2046
023721M	Glenwood	2	0.5	2023	2031	024138M	Gander Lake	21	5.25	2026	2046
023804M	Glenwood	12	3	2023	2031	024139M	Gander Lake	30	7.5	2026	2046
023860M	Joe Batt’s Brook	11	2.75	2026	2046	024140M	Joe Batt’s Pond	2	0.5	2026	2046
023861M	Joe Batt’s Pond	16	4	2026	2046	024141M	Joe Batt’s Pond Area	2	0.5	2026	2046
023862M	Joe Batt’s Brook	4	1	2026	2046	024264M	Joe Batt’s Pond Area	4	1	2026	2046
023863M	Joe Batt’s Brook	11	2.75	2026	2046	024265M	Appleton	12	3	2026	2046
023864M	Joe Batt’s Brook	3	0.75	2026	2046	024266M	Joe Batt’s Pond	128	32	2026	2046
023866M	Joe Batt’s Brook	4	1	2026	2046	024268M	Millers Brook	56	14	2026	2046
023874M	Joe Batt’s Brook	8	2	2026	2046	024997M	Glenwood Area	21	5.25	2027	2047
023875M	Joe Batt’s Pond	3	0.75	2026	2046	025008M	Gander Lake	13	3.25	2027	2047
023881M	Joe Batt’s Brook	7	1.75	2026	2046	026074M	Joe Batt’s Brook	3	0.75	2023	2048
023916M	Gander Lake Area	4	1	2026	2046	030714M	King’s Point	8	2	2025	2050
TWIN PONDS, BELLMAN’S POND AND LITTLE ROCKY BROOK
MinLAP File Number	Location	Number of Claims	Area (km2)	Next Renewal Year	30-year expiry	MinLAP File Number	Location	Number of Claims	Area (km2)	Next Renewal Year	30-year expiry
024270M	Island Pond	107	26.75	2026	2046	024274M	Twin Ponds	77	19.25	2026	2046
030775M	Bellman’s Pond	1	0.25	2025	2050	030777M	Little Rocky Brook	114	28.5	2025	2050

Current Royalty and Buyback Terms

    0.4% NSR royalty with no buyback provision    1.0% NSR royalty with a 0.5% buyback provision

    0.6% NSR royalty with no buyback provision    1.6% NSR royalty with a 1% buyback provision

    1.0% NSR royalty with no buyback provision    2.2% NSR royalty with a 1% buyback provision

    1.0% NSR royalty with no buyback provision    2.5% NSR royalty with a 1% buyback provision

Environmental Liabilities and Permitting

Exploration activities require approval from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. These specify the activities that are allowed and the area; they are typically valid for one year and can be renewed. Activities that require water to be drawn from surface waterways or from aquifers require a water use licence. These are typically valid for five years and can be renewed. A licence to occupy is needed when field work requires a camp that houses staff, serves as office and storage space and a base of operations. These are typically valid for five years and can be renewed. When field activities occur within a Protected Public Water Supply Area (PPWSA), restoration requirements and constraints on field activities are stipulated in a “Section 39 Permit” that is typically valid for one year and can be renewed. Table 3 summarizes the permits, licences and approvals that have currently been granted.

Table 3. Current Environmental Permits, Licences and Approvals

File Number	Expiry Date	Activities
E210343	Jun 10, 2022	Geochemical surveying, including sampling of soils and tills.

E210350	Jun 17, 2022	Trenching for surface reconnaissance.

WUL/P-21-12147	Oct 15, 2026	Water use permit for fly camp at Bernard’s Pond.

LO-158603	Nov 18, 2026	Permission to operate a fly camp at Bernard’s Pond.

E210588	Sep 6, 2022	North and South Herman’s Ponds drilling from barge and from ice.

E210644	Oct 6, 2022	Permission for drilling at Twin Ponds.

PRO-12203-2021	Nov 10, 2022	PPWSA Section 39 Permit for Twin Ponds drilling.

E210689	Oct 14, 2022	Passive seismic program at Queensway North.

E210699	Nov 4, 2021	Renewal of approval to drill at Queensway North.

Applying for exploration permits for new field programs and renewing existing permits for continuing programs are ongoing administrative activities for New Found. Applications are being developed for other planned activities, including drilling at Queensway South, regional prospecting, geophysical surveys and expanded geochemistry studies of soil and till.

Mineral licences 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M, all of which lie in the south of Queensway South, are restricted from exploration activities from mid-May to early-July as this area is a spring habitat for Newfoundland caribou.

The QPs are not aware of any other restrictions to New Found’s exploration activities, which can generally be conducted year-round once the necessary approvals have been received from the Mineral Lands Division, and/or from the relevant municipal governments and individual property owners.

5.3	History

Prior Ownership and Ownership Changes

The Queensway Project lands whose mineral rights are now 100%-owned by New Found cover a very large area: more than 1% of the island of Newfoundland, with more than 6,000 mineral claims in 86 mineral licence areas. Going all the way back to when Newfoundland joined Canada, this area has been prospected by several dozen individuals who have staked claims either in their own name or in the name of the private company through which they conduct their prospecting activities. The claims have been optioned at different times to larger mining companies, many of them public. Private and public companies have worked together in joint ventures and with different groups of individual prospectors, dropped options and entered into new joint ventures and option agreements, sometimes with the same partners and sometimes with new partners.

From historical assessment reports, Table 4 summarizes the many companies and individuals who are known to have held exploration and mineral rights in the Queensway Project area up until the consolidation of the land package that New Found now controls. Wherever activities can be associated with one of the mineral licence areas now held by New Found, the table gives the mineral licence number used in MinLAP. Where historical assessment reports describe activities that cover a broad area that cannot be associated with a specific mineral licence area, the area is described, as precisely as possible.

Since the discovery of the gold prospect at Jonathan’s Pond in the early 1980s, exploration in the Queensway Project area has often followed two linear mineralized trends that run in a SSW − NNE direction: the Appleton Fault Zone and the Joe Batt’s Pond Fault Zone. These run approximately parallel to one another, about five kilometres apart. Where Table 4 refers to these with a “North” or “South” label, it is Gander Lake that separates the northern part of these fault zones from the southern.

Table 4. Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
1955 − 1956	Newfoundland and Labrador Corporation (NALCO)		Caribou Lake		✓					✓		✓	Base metal focus, only trace amounts of gold in drill hole samples.
1970s	John's Manville		Gander River	✓									Base metal focus
1970s	Phillips Management		Gander River	✓									Base metal focus
1971  1977	International Mogul Mines		Jonathan's Pond	✓	✓	✓				✓		✓	Base metal focus
1974	Bison Petroleum and Minerals	NALCO	Caribou Lake							✓		✓	Base metal focus
1979 − 1981	Hudson's Bay Oil & Gas	NALCO C. Reid	Gander Lake		✓					✓	✓	✓	Base metal focus
1980  1982	Westfield Minerals		Jonathan's Pond	✓		✓					✓		Blackwood discovery follow-up 2.12 — 3.55 ppm (trenches)

1981	MD & K Agencies	L. Murphy	Gander River	✓
1984	Duval International		Caribou Lake		✓	Pan concentrates of till with assays from 1 ppm to 30 ppm

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
1987	US Borax	L. Murphy	2738M		✓					✓		✓
1987 - 1988	Noranda		Gander Lake Outflow Appleton			✓		✓		✓	✓	✓	5 - 28 ppm (outcrop samples) 1.5 - 2 ppm (trench samples) 1.1 - 4.5 ppm (drill holes)
1987 − 1989	Falconbridge		Caribou Lake SW Gander River Dead Wolf Brook		✓	✓				✓		✓
1987 − 1991	Falconbridge		Joe Batt's Pond Twin Ponds	✓	✓	✓					✓	✓	Base metal prospect
1988	Lacana Mining Corp		Gander Lake Hunt's Pond SW Gander River	✓		✓
1988	Kidd Creek Newfoundland		Joe Batt's Pond		✓	✓							Primary focus was nickel
1988	Lucero Resource Corp		3144M	✓		✓
1988	Atlantic Goldfields	Jascan Resources	Great Bend		✓	✓				✓		✓

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
1988 − 1989	Roycefield Resources		NW Gander River										Optioned licences over Noranda/Noront antimony discoveries, creating the Beaver Brook Antimony Mine.
1988 − 1990	Noranda Exploration		Twin Ponds Big Pond Blue Peter			✓		✓		✓	✓	✓	2.45 ppm (pan concentrate) 441 ppm (thin vein in trench)
1988 − 1990	Noranda Exploration Noront Resources		NW Gander River Mt. Peyton	✓	✓	✓				✓	✓	✓	Drilling encounters strong antimony mineralization.
1989	Noranda Exploration		JBPFZ							✓
1989	Noranda Exploration Noront Resources		Gander River		✓	✓				✓	✓	✓
1989 − 1990	BP Resources Canada	L. Murphy	Great Bend		✓	✓
1989 − 1990		L. Murphy	Bear Pond Rolling Pond	✓
1990 − 1991	Manor Resources		Twin Ponds	✓		✓		✓		✓		✓	2 ppm (soil sample)

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
1991	Noranda Exploration	L. Murphy	NW Gander River Bear Pond Lizard Pond		✓
1992  1994	Gander River Minerals Noranda Exploration		AFZ							✓	✓	✓	2.3 m @ 14.8 ppm (drill hole)
1993 − 1995		J. Clarke	Paul's Pond Greenwood Pond	✓
1995		L. Dwyer	Big Pond	✓
1995		M. Stacey	Big Pond	✓
1995		J. Bouzanne	Big Pond	✓
1995	New Island Minerals		NW Gander River	✓		✓
1995	BP Minerals Canada		Bruce Pond								✓	✓
1995		R. Butler	SW Gander River	✓
1995		R. Churchill	SW Gander River	✓
1995		W. Pickett	SW Gander River	✓

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
1995 − 2004		L.L. Chan	Paul's Pond Greenwood Pond	✓		✓							7.68 ppm (till)
1997	Lauren Exploration		NW Gander River		✓	✓
1997  1998		P. Crocker D. Barbour R. Churchill	AFZ	✓		✓							153.4 ppm (grab sample)
1997  1999	Krinor Resources	A. & K. Keats	Joe Batt's Pond	✓		✓
1997 − 2001	Altius Minerals Cornerstone Resources	Forex Resources	Aztec Trend Greenwood Pond Paul's Pond	✓		✓		✓		✓			2.1 ppm (grab sample)
1998  2016	Krinor Resources	A. & K. Keats P. Dimmell	AFZ	✓									Discovery of Dome prospect
1999  2000	United Carina		AFZ 7984M	✓		✓		✓			✓	✓	Several drill hole intervals with gold grades above 10 ppm.
1999 − 2000		S. Baldwin	AFZ & JBPFZ	✓

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
1999 − 2000	F. Pollett	AFZ & JBPFZ	✓
1999 − 2001	Cornerstone Resources	Paul's Pond	✓	✓	✓	✓	✓	0.8 − 2.1 ppm (grab samples)
2000	Consolidate Pine Channel Gold Corp.	UCA T. Lush	Appleton	✓	✓	✓
2000	L. Quinlan R. & M. Hoffe	6752M	✓
2000	D. Walsh	Joe Batt's Pond	✓
2000  2002	T. Lush	6821M	✓	✓
2000  2002	C. Reid	AFZ to JBPFZ 7179M	✓	VG noted near Gander Lake
2000  2009	L. & E. Quinlan	AFZ Joe Batt's Pond JBPFZ	✓	✓	Discovered Lachlan prospect 61 ppm (grab sample)
2001 − 2002	South Coast Ventures	QWS	✓	✓	✓
2001 − 2002	K. Keats	Eastern Pond	✓
2002	Grayd Resources	Fortis GeoServices	Greenwood Pond	✓	✓	✓	✓	✓	10.9 ppm (grab sample)

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
2002 − 2005	Candente Resources		Greenwood Pond Paul's Pond Goose Pond	✓				✓		✓		✓	>1,000 ppm (quartz boulders) 1.0 m @ 6.1 ppm (drill hole) 0.8 m @ 15.7 ppm (drill hole)
2002 − 2005	Crosshair Exploration and Mining		Big Pond Dan's Pond Island Pond	✓	✓	✓					✓	✓	40 − 50 ppm (trench samples)
2003	Candente Resources		AFZ		✓		✓	✓			✓	✓	0.4 m @ 7.2 ppm (drill hole) 2 m @ 3.2 ppm (drill hole)
2003	Altius Minerals Barrick Gold		Burnt Lake Swiss Lake		✓	✓					✓
2003	VVC Exploration	Black Bart Prospecting	AFZ			✓						✓
2003	Rubicon Minerals	L., R. & E. Quinlan Quest Inc.	Gander Lake Outflow	✓		✓
2003	Falcon Ventures		Gander River Fourth Pond 8843M		✓	✓
2003  2004	Rubicon Minerals	D. Wade P. Dimmell	JBPFZ 8344M & 8415M	✓						✓

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
2003 − 2005	Spruce Ridge Resources	Black Bart Prospecting	Hunt's Cove	✓
2003  2006	Paragon Minerals Rubicon Minerals	KriASK Syndicate	JBPFZ H-Pond Pocket Pond	✓		✓		✓		✓	✓	✓	1x0.5 m boulder with 798 ppm Au gives the 798 Zone its name. 22.6 ppm (trench sample) 4 drill hole intervals >10 ppm
2003 − 2006	Rubicon Minerals		Twin Ponds							✓	✓
2004	Spruce Ridge Resources	Black Bart Prospecting	Joe Batt's Pond 8660M	✓
2004	VVC Exploration		Paul's Pond Eastern Pond Gander Lake	✓
2004	Rubicon Minerals	A., E. & T. Keats	Joe Batt's Pond 8572M			✓
2004	Rubicon Minerals	C. & M. Reid	Gander Lake 7179M	✓		✓
2004		G. Lewis Black Bart Prospecting	8276M	✓				✓

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
2004  2005	Spruce Ridge Resources		Gander Lake Little Harbour	✓		✓					✓		1.2 ppm (trench sample)
2004 − 2005	Crosshair Exploration and Mining		Paul's Pond	✓		✓		✓		✓	✓	✓	10 − 15 ppm (trench samples) 0.35 m @ 7.1 ppm (drill hole) 0.5 m @ 4.3 ppm (drill hole)
2005	Noranda Exploration		Twin Ponds									✓
2005	Spruce Ridge Resources		Glenwood Park 8656M	✓		✓
2005	Rubicon Minerals	T. Lush	9713M		✓	✓					✓
2005		K. Keats	9776M	✓
2005  2014		R. & E. Quinlan Quinlan Prospecting	AFZ to JBPFZ 12652M	✓		✓							18.7 ppm (grab sample) 20+ surface samples >1 ppm
2007  2008	Paragon Minerals Rubicon Minerals		AFZ						✓			✓	Last drilling on AFZ pre-NFG. 0.9 m @ 2.5 ppm (drill hole) 3.6 m @ 3.2 ppm (drill hole) 1.2 m @ 5.8 ppm (drill hole)
2007  2008	Paragon Minerals	A. Turpin T. Gosine	10377M	✓		✓

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
2007 − 2010		J. Sceviour	Paul's Pond	✓		✓							Surface float samples above 0.2 ppm
2007  2011	Paragon Minerals	C. Reid T. Lush	JBPFZ 6821M, 6823M, 7182M, 10967M, 10968M, 12071M	✓		✓					✓	✓
2007 − 2015		M. and N. Noel	Big Pond Dan's Pond Shirley Lake	✓
2007 − 2015		G. Lewis	Big Pond Dan's Pond Shirley Lake	✓
2007 − 2015		N. Pinsent	Big Pond Dan's Pond Shirley Lake	✓
2007 − 2015		L. Quinlan	Big Pond Dan's Pond Shirley Lake	✓

Table 4 (continued). Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results

Years	Companies	Optionor / Prospector	Location	General prospecting	Geological mapping	Surface sampling	Petrography	Grid studies	Relogging	Geophysics	Trenching	Drilling	Notable gold assays and results
2009 − 2010	Golden Dory Resources		Greenwood Pond Aztec A-Zone	✓
2010	KriASK Syndicate		Gander River 15923M	✓
2011	Altius Minerals		Jonathan's Pond	✓
2011		A. Budden	15472M 15473M 15474M	✓	✓	✓
2011 - 2012	Soldi Ventures		AFZ									✓	5.4m @ 9.8 ppm (drill hole) 7.1m @ 12.4 ppm (drill hole)
2011 − 2012	Metals Creek Resources		Gander Lake	✓		✓					✓		59.4 ppm (grab sample) 26.8m @ 0.3 ppm (trench)
2012	Northern Skye Resources		AFZ JBPFZ							✓
2014		S. Stockley	20726M	✓		✓

Following the many changes in ownership summarized in Table 4, Palisade Resources Corp. (later renamed to New Found Gold Corp.) began in 2015 to consolidate the large land package that now forms the Queensway Project, through map-staking unclaimed land and negotiating option agreements with others who held mineral licences.

Exploration by Previous Owners

From information provided in annual assessment reports filed with the provincial government, Table 4 summarizes the exploration activities of previous owners, grouping them under the following headings: Prospecting, Geological Mapping, Surface Sampling, Petrography, Grid Studies, Relogging, Geophysics, Trenching and Drilling.

Historical Drilling

Table 5 summarizes the drilling programs of the fourteen companies that have drilled on the property prior to New Found assuming 100% control of the Queensway Project. All the holes have been diamond drill holes, with core sizes ranging from narrow diameter BQ core, with a core diameter of 36 mm, to wider HQ core, with a core diameter of 64 mm.

Table 5: Summary of historical drilling at Queensway Project

Company	Start Date	End Date	Total Length	Number of Holes
Newfoundland and Labrador Corporation (NALCO)	12/12/1955	26/02/1956	1,224 m	9
Bison Petroleum & Minerals	6/9/1969	11/10/1969	832 m	6
Hudson’s Bay Oil & Gas	10/8/1980	18/09/1980	392 m	7
Falconbridge	23/9/1987	12/5/1991	3,523 m	22
Noranda Exploration	11/12/1987	8/11/1990	1,988 m	23
Manor Resources	29/06/1991	1/7/1991	204 m	3
Gander River Minerals	19/01/1993	14/02/1994	1,356 m	13
United Carina Resources	22/10/1999	4/3/2000	3,649 m	38
Altius Resources	16/10/2002	11/11/2002	1,007 m	11
Candente Resources	14/02/2003	6/10/2004	1,430 m	9
VVC Exploration	1/1/2003	25/02/2004	1,486 m	18
Rubicon Minerals	10/6/2004	15/03/2005	6,546 m	43
Crosshair Exploration	1/1/2005	26/05/2005	1,133 m	11
Paragon Minerals	14/01/2005	3/7/2008	5,914 m	35
Richmont Mines	15/8/2006	4/9/2006	974 m	7
Soldi Ventures	16/11/2011	8/2/2012	2,766 m	23
TOTAL			34,424 m	278

Conclusions from Historical Drilling

The historical exploration campaigns in the Queensway Project area have provided abundant indications of strong gold mineralization, with many gold grades well above 100 ppm in mineralized boulders, till samples and drill hole intercepts. Despite many promising signs, historical exploration activities failed to identify a prospect worthy of further advancement. Prior to New Found’s drilling in recent years, no one had been able to show, through drilling, that high grades in the bedrock had sufficient continuity and consistency to warrant further drilling and development.

Historical Mineral Resource and Reserve Estimates

No known mineral resources or reserves that are reported in compliance with NI 43-101 and the CIM Definition Standards exist within the Queensway Project.

Historical Production

There has been no historical mineral production from the Queensway Project reported.

5.4	Geologic Setting and Mineralization

Regional Geology

The island of Newfoundland lies at the northeastern extension of the Appalachian Mountain range that stretches along the east coast of the North American continent.

The island exists as a result of continental assembly and disassembly due to the natural shifting of major landmasses over geologic time. Around 540 million years ago, most of the planet’s continental landmass was clustered around the South Pole, forming a large continent known as Gondwana. Two smaller continents, known as Laurentia and Baltica were separated from Gondwana by the Iapetus Ocean. Central Newfoundland, where the Queensway project lies, is characterized by a series of sedimentary units that were laid down around this time when it was part of the ocean floor. At this time, the west coast of modern-day Newfoundland was on the eastern margin of Laurentia, while the eastern side of the island was part of Gondwana. As the continental plates continued to drift, the Iapetus Ocean closed, and the continents collided to form the super-continent Pangea. Approximately 200 million years ago, Pangea began to break apart, forming the Atlantic Ocean as the continental plates drifted to form the Earth we are now familiar with.

Continental collisions have left suture zones in the rocks: scars that can be traced across the Atlantic from Newfoundland to Ireland. The four major geological zones that span Newfoundland are essentially the packages of rocks between the suture zones:

•	the Humber Zone, consisting of rocks originally from the eastern edge of Laurentia;
•	the Dunnage Zone, where the Queensway Project lies, that consists of rocks formed on the floor of the Iapetus Ocean;
•	the Gander Zone, consisting of rocks originally from the western edge of Gondwana; and
•	the Avalon Zone, consisting of rocks originally from Africa that became part of Newfoundland when Pangea broke apart.

Figure 3: Newfoundland’s major geologic zones

Local Geology

The Queensway Project lies in the Exploits Subzone of the Dunnage Zone (Figure 4) and is bounded by the “Gander River Ultramafic Belt” (GRUB) Line, which is the boundary between two of the island’s major geological zones, Dunnage and Gander (Figure 3), and is associated with the Gander River Complex, a domain of mafic−ultramafic intrusions and volcanics.

The majority of the project is within the Davidsville Group, which unconformably overlies the Gander River Complex in the east and consists of an interbedded succession of fossil-bearing mudstones, siltstones and sandstones that accumulated on the floor of the Iapetus Ocean. The Davidsville Group can be further divided into the Hunt’s Cove and Outflow Formations with the Barry’s Pond Formation occurring sporadically between the Davidsville and Gander River Complex. Continuing west, is the Indian Island Group, a shallow sea formation with brachiopod and mollusc fossils of Silurian/Devonian age. This is separated from the Davidsville Group by the Dog Bay Line, an Iapetus Ocean suture that can be traced through Ireland and the UK. The Mount Peyton Intrusive Suite intrudes the Indian Island

Group and shares the boundary with the Davidsville Group. The entire region is covered with glacial till from the last Ice Age; the till thickens to the south, reaching 10 m in parts of Queensway South.

620000E
630000E
640000E
650000E
660000E
670000E
680000E
5450000N
5440000N
5430000N
5420000N
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HUMBER ZONE
GANDER ZONE
AVALON ZONE
DUNNAGE ZONE
0
150
kilometres
EXPLOITS SUBZONE
Dog Bay Line (DBL)
Gander River Ultramafic Complex (GRUC)
Appleton
Gander
Mount Peyton Intrusive Suite
Gander Group
Davidsville Group
Queensway Regional Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Main Fault Zones
Queensway Project Outline
20 May 21
CRS: NAD83 / UTM zone 21
Data Source: Colman-Sadd et al. (2000)
0
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20 km

Figure 4: Local geology in the Queensway Project

Property Geology

Mineralization

On the Queensway Project property, gold typically occurs as coarse grains of free gold in quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or that have a closely spaced stockwork texture (Figure 5). Arsenopyrite is the mineral most commonly observed with gold (Figure 6). Boulangerite, a lead−antimony sulfosalt, is often associated with very high-grade mineralization but is much less common than arsenopyrite. Fine to coarse-grained disseminated pyrite occurs throughout the mineralized zones (Figure 6). High-grade gold mineralization, above 10 ppm, typically occurs in closely spaced quartz veins associated with fault and fracture zones; high-grade mineralization has not been observed outside the main vein arrays.

Figure 5. Typical gold-bearing quartz vein styles observed at the Queensway Project (Source: New Found).

Figure 6. Images of core from mineralized intervals in NFGC-19-01 (Source: New Found).

Alteration

A visually subtle hydrothermal alteration is present around the gold-bearing veins: a weak discoloration of the rock adjacent to quartz-carbonate veins, extended 2-10 m beyond the veins themselves. At the Keats and Lotto prospects, New Found has used hyperspectral core logging to identify a consistent alteration halo around the mineralized zones. Figure 7 shows a schematic of the mineralogical changes observed in white mica species, from aluminum-rich NH4 muscovite close to the gold mineralization, as seen in Figure 6, to phengite, a mineral that commonly occurs with hydrothermal alteration, as one moves away from the zone. New Found continues to investigate methods for quantitative assessment of alteration halos; since the alteration halo is a larger target than the veins themselves, targeting of future drill holes would be improved by an ability to use the mineralogy of alteration halos as a yardstick for distance to strong gold mineralization.

Figure 7. Schematic illustration of mineralogical changes in white micas identified by hyperspectral imaging of core near strong gold mineralization (Source: RedDot3D)

Structure

Faulting and folding at the Queensway Project property is dominated by the series of collisions that sutured together rocks from different continental plates into today’s Newfoundland. These are compressional events that give rise to thrust faulting, where one package of rocks rides up on top of another, and to folding on both sides of the faults as the rocks are squeezed horizontally. Figure 8 shows an interpretation of the faulting and folding of the major rock units in the northern part of the project area, based on data from geophysical surveys and from surface mapping.

Figure 8. Interpretation of structure and lithology on a north-facing cross-section through Queensway North

(Source: New Found)

Field measurements of structural features indicate compression in the NW−SE direction, consistent with the overall NE-striking regional geology trend and major suture zones. Secondary to the Dog Bay Line and the GRUB Line is the NE-striking, regional-scale Appleton Fault Zone, a thrust fault that runs the full +100 km strike length of the Queensway Project. Trending in a similar orientation and transecting the eastern portion of the project area is the Joe Batt’s Pond Fault Zone, a deformation corridor consisting of a network of faults that irregularly branch and reconnect. Both the AFZ and the JBPFZ are associated with the main gold prospects discovered to date. These fault zones are believed to be crustal-scale and the primary conduits that transported gold-bearing fluids from a deep orogenic source to the upper crust.

Significant Mineralized Zones

New Found’s exploration programs, supplemented by historical work done, has identified two significant mineralized trends north of Gander Lake.

Figure 9. Integrated geological map of lithology, shear zones and gold showings in Queensway North

(Source: New Found)

First, the northern parts of the AFZ, where it exploits the contact between a package of black shales in the west and a sequence of interbedded shales and greywackes in the east (Figure 9). Along the 9.5 km length of this mineralized zone, surface reconnaissance and trenching has established 17 prospects, nine of which have been drilled by NFG, including Keats, which is the most extensively drilled of the many Queensway Project prospects. Mineralization is hosted in a network of brittle faults adjacent to the AFZ and crosscutting the NE-striking stratigraphy. These faults and associated gold-bearing vein arrays tend to strike approximately E-W or N-S and have moderate to steep dips. The full down-dip depth has not yet been established along the entire trend but is at least 300 m in drill holes in the Keats prospect.

Second, the northern parts of the JBPFZ from Gander Lake to north of H-Pond, located approximately 5 km east and running parallel to the AFZ (Figure 9). Along the 12.5 km strike length of this mineralized zone, surface reconnaissance and trenching has established nine prospects, five of which have been drilled by New Found. Mineralization is hosted in ductile - brittle deformation zones and associated irregular vein arrays that run parallel to the SW-striking, steeply west-dipping stratigraphy. The full down-dip depth has not yet been established along the entire trend but is at least 150−200 m in drill holes in the Pocket Ponds area and also in the 1744 Zone.

New Found’s drilling had confirmed that both of these mineralized corridors have the following geological characteristics:

•	strong gold mineralization occurs in quartz-carbonate veins associated with complex networks of brittle fault zones aligned with regional deformation zones that reach deep into the crust; and
•	gold is associated with arsenic-bearing minerals, and also with antimony and tungsten.

There is an alteration halo around most of the gold-rich veins which is well expressed in the changes in the mineralogy of the white micas. In addition to the mineralized zones north of Gander Lake that New Found has tested, there are more than 100 showings of gold from surface reconnaissance, trenching and historical drilling by other companies. Although New Found has not yet drilled its own holes in this area, it has done surface reconnaissance and trenching. Combined with historical exploration, New Found’s exploration in this area indicates that the style and orientation of gold mineralization is likely similar to New Found’s drill-tested showings to the north, along the same fault zone.

New Found has not yet drilled the mineralized showings south of Gander Lake. When it does, it expects that drilling here will be show that the geological character, mineralogical associations and alteration halos in Queensway South are similar to what have now been well defined in Queensway North.

5.5	Deposit Type

Orogenic Gold Deposits

Orogenic gold deposits are understood to be created during continental plate collisions, when pressures and temperatures cause rocks to undergo metamorphism and dehydrate. Gold-bearing fluids are driven from the rocks and percolate through fissures and cracks. As these fluids migrate upwards, their temperature and pressure drop, causing gold, which is hard to keep in solution, to precipitate, often within quartz veins. Conditions that cause gold to precipitate from fluids can occur deep in the crust, where temperatures and pressures are high, and the rocks are ductile. At these great depths of 20 km or more, the strong metamorphism is described by geologists as being in the granulite facies. Orogenic gold deposits can also form much closer to the surface, only a few kilometres deep, where rocks are brittle and metamorphism is weaker, in the greenschist facies.

The brittle or ductile nature of the host rock and the intensity of metamorphism give rise to different styles of gold mineralization in orogenic gold deposits, with different associated minerals. The style of mineralization observed at the Queensway Project, with arsenic, antimony and tungsten often being associated with gold, is consistent with greenschist facies metamorphism at depths that are described in the technical literature as being epizonal to mesozonal.

Application of Deposit Type to Exploration Strategies

The understanding of the deposit type informs New Found’s approach to mineral exploration, which is tailored to orogenic quartz-vein-hosted gold mineralization. This includes structural, geochemical, and heavy mineral analysis of till samples, grab sampling, trenching and drill testing. Regional exploration is driven by the identification of first order regional-scale structures and related subsidiary fault-structures, as suggested by geophysical and core logging interpretations. Surface mapping and optical televiewer images allow planning of new drill holes to take into account information on the geometry of gold-bearing quartz veins and fault zones, with hole collars and orientations designed to intersect planar gold-bearing structures as close to perpendicular as possible.

5.6	Exploration

Summary

In 2016, New Found, then Palisade Resources Corp., began exploration on the Queensway Project with a till sampling program in the Joe Batt’s Pond (JBP) area.

In 2017, New Found’s exploration focused on prospecting, with grab samples, geological mapping, trenching in the JBP area, a structural study of the trenched areas, and an airborne geophysical survey.

Exploration in 2018 included interpretation of data from geophysical surveys, a detailed structural geological survey, a significant regional till sampling program, soil surveys at the Yellow Fox and Jumbo Brook showings in Queensway South, regional prospecting, and surface trenching at JBPFZ. Satellite imagery was collected over the project area in the late spring and early summer of 2018. In late 2018 and early 2019, a culvert was replaced, and roads were upgraded between North and South Herman’s Pond along the Appleton Fault Zone to improve the ability of diamond drill rigs to access the area.

In 2019, exploration paused while a project-wide review of data was done in preparation for New Found’s first drilling program. With interest generated from this drilling, which began in late 2019, New Found undertook broader and more detailed till sampling programs in Queensway South and in the Twin Ponds area, a property-wide prospecting program and a trenching program along the AFZ. An airborne geophysical survey, using gravity and magnetic methods, was conducted over Queensway North in March 2020.

In 2021, NFG conducted an airborne geophysics survey over newly acquired licences. Field exploration continued with focused till sampling programs, prospecting programs and local soil surveys, mostly at Eastern Pond. Exploration studies in 2021 also included: a LiDAR and photogrammetry survey at Queensway North; hyperspectral satellite imagery for the southern parts of QWS; and trenching in Queensway South.

With data from surface reconnaissance and mapping, from surface till and grab samples, from trenches, from airborne geophysical surveys, and from drilling, New Found has identified ten well mineralized prospects along the Appleton Fault Zone and the Joe Batt’s Pond Fault Zone, two major fault zones that run southwest-to-northeast through the project area. Drilling has allowed New Found to establish the steeply dipping orientations of these prospects, and to establish their strike length: 9.45 km along the AFZ and 12.7 km along the JBPFZ. For most of the drill-tested prospects, the down-dip depth of strong gold mineralization is still unknown and remains to be established by future deeper drilling.

Prospecting

New Found’s prospecting programs typically consist of sampling outcrops and collecting samples of float material using existing forest access roads and foot traverses. In 2017, a total of 812 rock samples were collected, including:

•	587 from Queensway North (431 classified as float and 156 as outcrop);
•	174 from Queensway South (71 float and 103 outcrop);
•	35 from TP (5 float and 30 outcrop); and
•	16 from the Jonathan’s Pond mineral licence areas.

A total of 556 rock samples were taken in 2018, including:

•	112 from Queensway North (48 float and 64 outcrop);
•	374 from Queensway South (86 float and 288 outcrop);
•	48 from TP (25 float and 18 outcrop); and
•	22 from Jonathan’s Pond.

A total of 1,366 rock samples were collected in 2020, including:

•	134 from Queensway North (78 float and 41 outcrop);
•	1,182 from Queensway South (637 float and 428 outcrop);
•	4 samples from TP (3 float and 1 outcrop); and
•	46 samples from the Jonathan’s Pond mineral licence areas, which were sold to Exploits Discovery in 2020.

A total of 2,228 rock samples were collected in 2021, including:

•	288 from Queensway North (157 float and 104 outcrop);
•	1,726 from Queensway South (1,202 float and 353 outcrop);
•	214 from the newly acquired mineral licence areas at Little Rocky Brook, also known as the “777” mineral licence area.

Of the 4,600 samples collected, 292 samples have yet to receive results of analysis by the effective date of the Technical Report. Of the remaining 4,308 samples:

•	218 assayed above 0.50 ppm Au;
•	149 above 1 ppm Au;
•	37 above 5 ppm Au;
•	23 above 10 ppm Au; and
•	2 above 100 ppm Au.

The highest values recorded are 1,131.2 and 568.2 ppm Au for two samples collected from the Big Dave Vein along the AFZ in Queensway North. At present, none of the prospecting samples taken from Queensway South has assayed above 20 ppm Au.

Geochemistry – Tills

The objective of sampling glacial tills is to detect and delineate dispersal trains of gold grains emanating from undiscovered quartz veins of potential significance. The ice flow direction in the Queensway Project area is understood to be in the northeast quadrant.

In 2016 a total of 59 samples from the C-horizon of the till were collected from hand-dug shovel pits on a portion of Queensway North. This study was contracted to ODM, who noted in their final report that all of the till samples collected from the area that year had abundant gold, with an average of more than 100 grains in the samples. The ODM report also noted that the pristine nature of most of the gold grains indicated that they had been transported over only a short distance, likely less than a kilometre.

In 2018, New Found began a program of both regional and detailed scale till sampling at Queensway South to assist with target generation for future work. The till sample locations were based on two grids designed around property boundaries, lakes, rivers, and boggy areas. Grid 1, the Regional Survey over Queensway South, generated 339 samples using a 2 km spacing and a 1 km offset on every second line. Grid 2, the Detailed Survey over the Queensway South, targeted a southwest magnetic anomaly from geophysics surveys, generated 276 samples using a 500 m spacing and a 250 m offset on every second line. In both grids, planned sites on the grid were not sampled if they had excessive organic material, were reworked fluvial material, were rocky ground, or were identified as not being true till material. From the samples collected at the 615 sites that were sampled, multielement ICP analyses were used to select 21 that were submitted to ODM for analysis of the gold grains. Late in 2018, New Found collected four additional till samples near the site where a single till sample from the 2016 program produced 1,744 gold grains.

Based on the results of earlier prospecting and some early till results New Found targeted 10 areas in QWS for more detailed till programs in 2020: Hunt’s Brook (96 samples), The Narrows (69 samples), Larsen’s Falls (100 samples), Pine Tree Hill (81 samples), Eastern Pond (118 samples), Eastern Pond Detailed (50 samples), Eastern Pond Infill (76 samples), and Great Gull River (82 samples). Programs were also conducted in the north at Twin Ponds (98 samples) and at Jonathan’s Pond (31 samples). The till sampling that began in 2020 at Larsen’s Falls and Pine Tree Hill continued into the following year.

In 2021, New Found focused its till sampling programs in Queensway North, specifically along the JBPFZ and at newly acquired ground in the Rocky Brook area. At JBPFZ, the goal of the 2021 program was to look for the edges of the pervasive anomaly identified there in 2016 by targeting one area north of the 2016 survey (151 samples) and another area west of the original survey (52 samples). Results from the 96 samples collected in the Rocky Brook area were not available at the time of the effective date of the Technical Report.

Till sampling continues in 2022, with a program begun at West Narrows along the Mustang Trend west of Gander Lake, around Yellow Fox and Careless Cove Brooks.

Geochemistry - Soils

In 2018, anomalous gold and arsenic values in float rock samples from the 2017 prospecting program in Queensway South were followed up with two gridded soil surveys. Samples were acquired from the B horizon, where possible, using a device known as a “Dutch auger” that is designed to collect soil samples in areas where the soil is dense with roots and fibrous vegetation. Samples were analyzed at Eastern Analytical in Springdale, NL, by fire assay and by multielement ICP.

The Jumbo Brook soil survey grid overlies the contact between the Davidsville Group to the east and the Indian Islands Group to the west. It used 11 lines, 1 km long and spaced 100 m apart, with an azimuth of N50°W. 21 of the 373 samples returned gold grades above 0.01 ppm. The better gold grades for soil and float samples appear to be clustered near the forest access road and suggest a possible source to the south-southwest, towards Thumbs-Up Pond or the boggy area west of it.

The Yellow Fox Brook soil survey grid covers the contact between the Davidsville Group to the east and the Ten Mile Lake Formation to the west. It used 11 lines, 1 km long and spaced 100 m apart, with an azimuth of N40°W. 12 of the 380 samples returned gold grades above 0.01 ppm. Samples along Yellow Fox Brook indicate a possible target to the north of the grid. Three of the 2017 prospecting float samples appear to line up in a north-easterly direction with the better soil samples. It has been difficult to form a definitive interpretation of the Yellow Fox Brook soil data because information on the direction of ice flow points to a south-lying source for the float and soil, opposite the interpretation developed from the soil data.

In 2021, New Found completed three small soil surveys at the Queensway Project. Two surveys acted as a test of whether soil surveys could recognize an anomalous gold signature in areas where till samples had produced high gold grades. Samples were taken at maximum allowable depths with a standard “Dutch auger” and sieved with a #80 screen, with the fines that passed through the sieve being sent to Eastern Analytical Labs for fire assay.

The 2021 soil programs also included a test of the mass spectrometer Halo mineral identifier on soil samples. The goal of this exercise was to determine if the Halo system could recognize alteration halos. With Halo being able to identify muscovite in 12 soil samples collected from the Cokes Zone, New Found plans to conduct further testing with larger samples to determine if Halo analysis of soil samples should become a routine exploration method in future.

Generally, the results of the soil sampling programs to date have been inconclusive. Further work will be needed to establish whether soil sampling can improve targeting of drill holes.

Trenching

New Found’s trenching programs at the Queensway Project have focused on gold targets generated by prospecting and till sampling as well as by historical data compilations. Once the trench is opened by an excavator, channel samples and grab samples are collected. Channel samples are cut with a gas-powered saw with a diamond blade, and are typically 2−3 cm wide, 5−10 cm deep and 1 m long. Grab samples are taken to investigate vein differences or to substitute for channel samples where those could not be collected. All New Found trenches are backfilled at the end of each program. Trenches that cannot reach bedrock within the 6 m reach of the excavator arm are backfilled immediately, without sampling.

New Found’s trench programs in 2017, 2018 and 2020 focused on Queensway North areas; trenching started in Queensway South in 2021. Trenching has been a successful exploration method at the Queensway Project, with many of the gold zones identified or better defined through trenching.

The permit application for New Found’s 2017 trenching program included 94 proposed trenches approximately 25 m long and 1 m wide, to various depths, crossing the NE−SW regional trend of the Joe Batt’s Pond Fault Zone. Ultimately, 24 trenches were dug, with a total of 122 channel samples and 40 grab samples taken from five areas, including Quartz Pond (19 samples), the 798 Boulder Zone (29 samples), the Glass Showing (23 samples), the Joe Batts Trend (2 samples), and the Logan−Lachlan Zone (89 samples).

The permit application for New Found’s 2018 trenching program included 133 proposed trench locations along the JBPFZ. 12 of the proposed trenches were attempted before attention shifted to the Glass Showing, extending the 2017 trench to 150 m in length and up to 25 m in width. Many quartz veins exposed in the extended and expanded Glass Trench were mapped by drone, and channel sampled. Structural mapping was also carried out by GoldSpot as part of their regional-scale property review. The highest gold grade from the 2018 trench program was 44.7 ppm from a 10−12 cm quartz vein with semi-massive stringers of dark grey to black, pyrite and arsenopyrite, sampled at the northern end of the Glass Trench.

In 2020, 16 trenches were dug, mainly on the west side of the AFZ, near the town of Appleton, from the Hornet Zone in the south to Trench 36 in the north. Half of New Found’s 2020 trenches evaluated areas not previously trenched; the other half were dug to re-expose or extend trenches that had previously shown good results.

A total of 16 trenches were completed in 2021, with 114 channel samples from seven trenches at Aztec, Bernard’s Camp, Eastern Pond Brook, Junior’s Hook, and Joe’s Feeder and MT (Rattman). At the effective date of the Technical Report, results are still pending for 12 trench samples from Aztec and Junior’s Hook.

The highest grades seen in trench samples come from Queensway North; these include a channel sample from Trench 36 with a gold grade of 18.9 ppm, and two samples from the Glass Trench, with gold grades of 14.6 ppm and 13.3 ppm. In Queensway South, the highest gold grades in trench channel samples to date include a few from 3 ppm to 5 ppm.

QP Opinion on Representativity and Potential Bias of Exploration Samples

The QP responsible for the exploration section of the Technical Report, Mr. Lambden, is of the opinion that the soil, till and trench samples are representative of the regions where they were taken and provide unbiased measurements of the gold grades in those locations. Grab samples, by their very nature, often tend to be anomalous: prospectors are looking for gold and are more likely to find a surface sample interesting if it contains visible gold or if its visible mineralogy suggests that its gold grade might be high. The likely bias in grab samples is not problematic for exploration; in fact, gold-rich grab samples are advantageous because they help point exploration programs in the right direction as they search for the bedrock source of strong gold mineralization seen in surface samples. Bias in these types of exploration samples will not affect mineral resources estimates, if and when the project gets to that stage, because these will not be used for resource estimation.

Airborne Geophysical Surveys

From low altitude flights that track back and forth across a study area on a regular grid, airborne geophysical surveys measure physical properties, like the minor perturbations in the local gravity field caused by density variations in the bedrock or subtle changes in the local magnetic field caused by changes in the mineralogical composition of the rocks beneath. The measurement acquired during an airborne geophysical survey can be mapped directly, can have their slope or gradient displayed (the “first derivative”), or can have the changes in the slope displayed (the “second derivative”). They can also be used in a process known as “inversion” to build a 3D model of the subsurface that is consistent with the observed measurements.

On behalf of New Found, CGG Canada Services Ltd. (“CGG”) flew a survey that measured magnetic and electrical properties over the Queensway Project area in 2017. Maps of the first derivative and second derivative of the magnetic field indicated that the geological structures suggested by geophysics do conform to trends identified from surface reconnaissance and sampling. In 2020, CGG flew a survey that measured the gravity and magnetic fields over Queensway North. Broad changes in the gravity field were consistent with mapped geologic features; the higher density of the rocks in the Gander River Ultramafic Complex on the east side of the Queensway Project area is evident in the gravity response. With finer details being more difficult to resolve, the CGG report suggests that a 3D interpretation of the subsurface is required to better use the data. In 2021, CGG flew a survey that measured the magnetic, radiometric and electrical properties over Queensway North and the eastern part of Queensway South. Broad changes in magnetic properties were again noted to be consistent with large mapped geologic features. The map of 1st derivative of the electrical chargeability field shows a low that runs just to the west of the Gander Lake Ultrabasic Complex. With this image providing considerable local detail, it may assist local mapping of structure.

Satellite Imagery

High resolution satellite imagery is useful for supporting the development of a detailed Graphical Information System data base for the project, including field mapping activities. In 2018, New Found contracted Pacific Geomatics Ltd. to use satellite imagery to create natural and false colour infrared images of the entire Queensway Project area with a pixel resolution of 30 cm in Queensway North and 50 cm in Queensway South. In 2021, multispectral satellite imagery for the southern portion of QWS was obtained from Digital Globe by Perry Remote Sensing LLC. The original plan was to acquire multispectral imagery for the entire Queensway Project area; but this was postponed due to cloud cover conditions and the onset of greening of trees and other vegetation in late spring. Perry Remote Sensing was able to acquire good multispectral images, at a pixel resolution of 50 cm, over the southern half of Queensway South and is currently analyzing these to define alteration mineral assemblages that can be checked by ground reconnaissance and to generate exploration targets. The work is currently ongoing and no interpretation or ground truthing has yet occurred.

Digital Elevation Models

High resolution models of the ground surface are helpful not only for checking ground survey information, such as drill hole collars, but can also be used to interpret faults and fractures which often manifest themselves as linear features on coloured pixel maps of elevation or its 1st and 2nd derivatives. When CGG flew its geophysical surveys in 2018, 2020 and 2021, a by-product of the data acquisition done for these studies was a digital terrain model for the area covered by the survey. In 2021, RPM Aerial Services performed a helicopter-based LiDAR survey of the Queensway North area and, at the same time, acquired high resolution digital images that will improve the Queensway Project’s GIS data base and its mapping activities.

5.7	Drilling

From October to December 2019, New Found carried out a ten-hole diamond drill program at Queensway North. The program totalled 1,985 m of HQ core and targeted the Keats, Dome, Glass and 1744 Prospects (Figure 10 and Table 6). It was this program that identified significant mineralization at the historic Keats showing with the intercept of 75.21 ppm Au over 23.5 m in NFGC-19-01. In August 2020, New Found began a 200,000 m drill program targeting the 9.45 km mineralized strike length on the Appleton Fault Zone in Queensway North and the 12.7 km mineralized strike length of the Joe Batt’s Pond Fault Zone in Queensway North. As a result of initial follow-up drilling to the 2019 program at Keats, and the additional discoveries of Golden Joint and Lotto nearby, the program quickly doubled to 400,000 m in October 2021.

Queensway North has been the focus of New Found’s exploration activities and of all of its drilling to date. Through the effective date of the Technical Report (February 18, 2022), New Found has completed 531 diamond drill holes for a total of 144,637 m, all of it HQ core. Drilling is ongoing, part of a 400,000 m program that will eventually test all of the known gold showings, including those identified by previous prospectors and companies in Queensway South.

Figure 10. Queensway North property package with NFG drill-tested gold prospects and collar locations completed as of February 18th, 2022 (Source: New Found)

Table 6. Summary of completed drill holes through February 18th, 2022

	2019		2020		2021		2022 (to Feb. 18th)		Total
Prospect	#Holes	Metres	#Holes	Metres	#Holes	Metres	#Holes	Metres	#Holes	Metres
798					2	469			2	469
1744	2	522			23	7,312	5	1,834	30	9,668
Cokes					9	2,611			9	2,611
Dome	2	116	5	993	5	1,107			12	2,216
Glass	4	879							4	879
Golden Joint					56	18,505	3	1,407	59	19,653
Keats	2	469	41	8,377	214	59,660	11	4,225	268	72,731
Knob					16	3,157			16	3,157
Little			6	769					6	769
Lotto			13	3,032	49	14,078	4	1,460	66	18,571
Pocket Pond					46	10,547			46	10,547
Road			2	429	2	508	2	595	6	1,532
TCH					2	449			2	449
Zone 36					5	1,129			5	1,129
All Prospects	10	1,985	67	13,600	429	119,531	25	9,521	531	144,637

Drilling contractor New Valley Drilling of Springdale, NL, drilled with four rigs using two EF-50 and one A5 skid-mounted rig along with a track-mounted CS-1000, equipped to drill HQ size core. In February 2021, New Found contracted Rally Drilling (Rally) of Sussex, NB. As of February 18th, 2022, Rally drilled with three HTM2500, one EF-50 and one U6 skid-mounted rigs and a skid-mounted CS-1000, all equipped to drill HQ size core. Excavators were used to clear drill sites and move the rigs. Collars were foresighted using RTK GPS receivers and marked with pickets. Drill hole orientations were measured with a TN14 gyrocompass. Core was collected twice daily by New Found personnel. All completed holes were plugged and marked with a metal post to identify the hole and to act as a hazard warning. Downhole dip data were collected by the drill crews, using the Reflex EZ-Trac, starting at 15 m past the casing and at 50 m intervals downhole. An exit survey was completed at 15 m intervals upon completion of the hole.

All core was logged by New Found geologists under supervision of Miguel Nassif and Greg Matheson of New Found in a core logging facility in Gander, NL. Samples were cut or split on-site, and half-core samples were sent for preparation to ALS Minerals in Sudbury, Ontario and Moncton, New Brunswick or to Eastern Analytical in Springdale, NL. The pulps prepared by ALS were shipped to ALS Vancouver, British Columbia, for analysis. The pulps prepared by Eastern Analytical remained in Springdale for analysis. Details of analytical methods and data quality management systems are provided in Section 11. As of February 18th, 2022, complete assay results for 373 holes had been received. The QP is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the drill hole location or assay data.

In March 2021, New Found contracted DGI Geoscience to undertake a downhole wireline logging campaign to collect optical televiewer (“OTV”) and acoustic televiewer (“ATV”) images to provide high resolution digital information on the orientations of faults and fractures. As of February 18th, 2022, 442 holes had OTV and ATV images; televiewer images could not be acquired in 40 holes in which the hole walls had collapsed or were unstable. Natural gamma and gamma-gamma density probes were added later during the program, and not run on every hole. By the effective date of the Technical Report, natural gamma logs were available for 344 holes and gamma-gamma density logs for 187 holes.

Keats

In August 2020, as follow-up to the 2019 drill program, New Found began incrementally stepping-out with diamond drilling from NFGC-19-01 identifying a brittle fault zone known as the “Keats-Baseline” that has an east-northeast strike (N55 E) and dips to the southeast at approximately 60 This brittle fault zone lies to the east of the Appleton Fault Zone and runs slightly oblique to it. This fault forms an extensive damage zone that is discordant to the stratigraphy, which has a northeast strike and a steep dip; it controls the development of a complex network of brittle, high-grade gold vein arrays that are epizonal in character (Figure 13). Gold mineralization is characterized by the presence of quartz-carbonate veins with vuggy, stylolitic and/or brecciated textures which often contain trace amounts of arsenopyrite, chalcopyrite, boulangerite or pyrite, and which are associated with a NH4 muscovite alteration (Figure 12).

Of the 190 holes with complete assays received as of February 18, 2022, in the Keats prospect, 11% contain no significant intervals and 89% contain well mineralized intervals with more than 1 ppm Au over at least 2 metres of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 26.25 m, down-hole, with an average of 3.93 m; given the orientation of drilling relative to veins, true widths are approximately 60% to 95% of down-hole lengths.

GREYWACKE
KEATS MAIN ZONE
BLACK SHALE
APPLETON FAULT ZONE
COKES
NFGC-20-59
124.44 g/t Au over 17.7m
including 186.52 g/t Au over 1.55m
including 557.35 g/t over 2.00m
including 505.57 g/t Au over 1.30m
NFGC-19-01
75.21 g/t Au over 23.50m
including 340.35 g/t Au over 5.00m
NFGC-21-272
20.07 g/t Au over 7.00m
including 138.71 g/t Au over 0.95m
NFGC-21-118
61.76 g/t Au over 13.65m
including 292.53 g/t Au over 1.90m
including 116.11 g/t Au over 1.60m
including 56.93 g/t Au over 1.00m
including 34.19 g/t Au over 0.75m
KEATS ZONE PLAN MAP
Drill Holes
All Assays Received
Assays Pending
Shear Zone
Au Vein
Greywacke
Shale
Au Associated Fault Interpreted
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
SHALE
NFGC-21-182
142.37 g/t Au over 26.25m
including 747.89 g/t Au over 2.00m
including 219.43 g/t Au over 10.00m
QUEENSWAY NORTH
KEATS
421
NFGC-21-204
21.35 g/t Au over 8.05m
including 184.73 g/t Au over 0.85m
14.92 g/t Au over 12.85m
including 134.96 g/t Au over 0.90m
GREYWACKE
NEWFOUND GOLD CORP
0
100
200m

Figure 11. Plan view of the Keats prospect with assays above 0.5 ppm Au projected to surface (Source: New Found)

Figure 12. Core photographs from NFGC-19-01: visible gold in A, C and D; vuggy quartz texture in B (Source: New Found)

Significant intercepts for the Keats prospect include the notable Keats Main zone intercepts of:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-20-59	71.75	89.45	17.7	124.44
Including	71.75	73.30	1.55	186.52
Including	77.25	78.15	0.90	38.6
Including	78.60	80.10	1.50	49.88
Including	81.15	83.15	2.00	557.35
Including	87.75	89.05	1.30	505.57
NFGC-21-118	211.15	224.8	13.65	61.76
Including	211.15	213.05	1.90	292.53
Including	218.65	220.25	1.60	116.11
Including	221.45	222.45	1.00	56.93
Including	222.85	223.6	0.75	34.19
NFGC-21-182	295.00	321.25	26.25	142.37
Including	296.45	298.45	2.00	747.89
Including	302.00	312.00	10.00	219.43
Including	315.00	316.00	1.00	15.87
NFGC-21-204	244.45	252.50	8.05	21.35
Including	248.80	249.65	0.85	184.73
And	283.15	296.00	12.85	14.92
Including	284.10	285.00	0.90	134.96
Including	289.15	290.80	1.65	25.25
Including	291.80	292.65	0.85	12.05
NFGC-21-272	152.00	159.00	7.00	20.07
Including	153.80	154.75	0.95	138.71

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-59	300	-45	159	658244	5427495
NFGC-21-118	300	-45	660	658189	5427285
NFGC-21-182	300	-48	377	658182	5427196
NFGC-21-204	297	-55.5	404	658145	5427194
NFGC-21-272	298.5	-45.5	227	658187	5427380

These occur within a thickened domain of high-grade gold mineralization with demonstrated continuity that plunges to the southwest at approximately 30 and has been defined over a length of 545 m. This lens of very high-grade gold mineralization occurs within a dilational segment of the Keats-Baseline fault zone that experienced a high flow volume of mineralized fluids rich in gold.

A variety of fault and vein orientations have been encountered within and surrounding the Keats-Baseline fault, forming a complex network of high-grade vein splays bifurcating from the Keats-Baseline and the Appleton fault zones. Two vein orientations dominate, with the most prominent orientation being approximately parallel to the orientation of the Keats-Baseline fault zone. The “Keats Main” vein is an example of a vein with this orientation; it has been defined over a strike length of approximately 520 m and a depth of approximately 200 m, with a true width that ranges from less than 1 m to approximately 4 m. The Keats Main vein occurs within the Keats-Baseline fault and is accompanied by a complex array of high-grade gold veins of varying widths and orientations. Significant intercepts of 31.8 ppm Au over 4.85 m in NFGC-21-170 and 36.5 ppm Au over 3.0 m in NFGC-21-184 demonstrate the vertical continuity of the Keats Main vein.

The second common vein orientation at Keats is a westerly dip. An example of a vein with this orientation is the Equinox Vein which trends adjacent to the Keats Main vein and has been defined over a similar length. The intersection of veins with the two common orientations controls the southwest plunge of the high-grade lens. Cross-cutting the Keats Main zone and forming important constituents of the Keats-Baseline fault network are several conjugate brittle faults that are gold-rich and that create lenses of high- grade gold mineralization.

Drilling is ongoing at the Keats prospect, with the aim of expanding the Keats Main zone and, specifically, extending the high-grade dilational domain down-plunge to the south but also up-dip towards the ground surface. Additionally, exploration drilling will focus on step-out drilling on new veins and associated structures identified in both the hangingwall and footwall areas of the Keats-Baseline fault zone.

Lotto

The 2020 − 2022 New Found drilling has targeted veins intersected in historic drilling and trenching in the Lotto prospect area. The initial holes that intersected the “Lotto Main” vein targeted the intersection of two vein orientations observed in a historic trench. Since this discovery, a majority of the exploration drilling has been focused on testing the Lotto Main vein which strikes north, and dips steeply to the east. It ranges in true width from less than 1 m to approximately 3.5 m. This vein occurs approximately 200 m east of the AFZ and has been defined to a depth of 225 m, over a strike length of 200 m.

LOTTO-GJ ZONE PLAN MAP
Drill Holes
All Assays Received
Assays Pending
Shear Zone
Au Vein
Au Vein Trend Interpreted
Greywacke
Shale
Au Associated Fault Interpreted
High Grade Au Plunge Interpreted / Target
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
LOTTO
GOLDEN JOINT
Appleton Fault Zone
JBP Fault Zone
NEWFOUND GOLD CORP
N
0
100
200m
SHALE
BLACK SHALE
SUNDAY
LOTTO NORTH
NFGC-21-295
12.19 g/t Au over 2.00m
including 34.81 g/t Au over 0.70m
NFGC-20-44
18.12 g/t Au over 6.50m
including 109.29 g/t Au over 0.90m
NFGC-20-17
14.28 g/t Au over 2.20m
including 44.40 g/t Au over 0.70m
38.79 g/t Au over 5.05m
including 108.58 g/t Au over 1.65m
including 18.96 g/t Au over 0.75m
NFGC-21-289
12.57 g/t Au over 2.40m
including 21.58 g/t Au over 1.30m
NFGC-20-17
25.42 g/t Au over 5.15m
including 138.34 g/t Au over 0.80m
NFGC-21-201
19.08 g/t Au over 2.60m
including 30.17 g/t Au over 1.60m
143.43 g/t Au over 11.75m
including 1151.66 g/t Au over 1.45m
LOTTO MAIN VEIN
BLACK SHALE
GREYWACKE
APPLETON FAULT ZONE
DOME
NFGC-19-03
38.0 g/t Au over 2.60m
including 162.5 g/t Au over 0.6m
NFGC-20-66
1.76 g/t Au over 8.95m
SHALE
NFGC-21-171
10.36 g/t Au over 4.85m
including 41.26 g/t Au over 1.00m
NFGC-21-181
19.28 g/t Au over 2.15m
including 51.4 g/t Au over 0.80m
GREYWACKE
SHALE
GOLDEN JOINT
NFGC-21-187
5.37 g/t Au over 2.00m
including 15.85 g/t Au over 0.65m
GOLDEN JOINT HW
NFGC-20-71
35.36 g/t Au over 2.70m
including 104.5 g/t Au over 0.60m
ROAD
NFGC-21-241
430.17 g/t Au over 5.25m
including 643.66 g/t Au over 3.50m
NFGC-21-225
29.38 g/t Au over 4.70m
including 135.66 g/t Au over 0.75m
including 34.52 g/t Au over 1.00m

Figure 13. Plan view of Golden Joint - Lotto zones with assays above 0.5 ppm Au projected to surface (Source: New Found)

Of the 43 holes in the Lotto prospect with complete assays received as of February 18th, 2022, 21% contain no significant intervals and 79% contain well mineralized intervals of more than 1 ppm Au over at least 2 metres of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 11.75 m in length, with an average of 3.2 m; true widths are 70% to 90% of down-hole lengths and from 1 ppm to 143 ppm in gold grade, with an average of 30.10 ppm.

Significant intercepts for the Lotto prospect include the Lotto Main vein results of:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-21-100	115.20	120.45	5.25	105.52
Including	118.80	120.45	1.65	332.97
NFGC-21-201	202.25	214.00	11.75	143.43
Including	206.00	207.45	1.45	1151.66
NFGC-21-311	294.65	297.45	2.80	76.80
Including	294.65	296.55	1.90	112.51

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-100	299	-45	258	658979	5428930
NFGC-21-201	300	-45	241	659058	5428890
NFGC-21-311	298.5	-45.5	321	659107	5428914

These demonstrate good continuity of a high-grade lens that is interpreted to plunge steeply to the northeast. It has been defined over a width of approximately 60 m, to a depth of 210 m. The vein at this location crosscuts a thin bed of greywacke; the presence of late brecciated vein phases suggests that there is a fault intersection at this location.

Golden Joint

In April 2021, New Found moved a drill into the region between Lotto and Keats along the AFZ to target a fault intersection and a vein array identified in historic trenching. The initial hole, NFGC-21-171, intersected several brittle fault zones, including the zones that have become known as “Golden Joint Hanging Wall (HW)” and “Golden Joint Main” which graded 10.63 ppm Au over 4.85 m, including 41.26 ppm Au over 1.00 m.

Subsequent drilling confirmed that mineralization at Golden Joint occurs in two structural settings: in the immediate footwall to the AFZ, and in a more distal setting that is spatially associated with a thick, greywacke unit that has a northeast strike. The first of these is Golden Joint, the second is Golden Joint HW. The Golden Joint Main vein is a massive quartz vein with stylolitic and brecciated textures that lies in the footwall shales adjacent to the AFZ. It strikes approximately north (N5 E) and dips steeply to the west at 82 (Figure 14).

B
NW
B'
SE
NFGC-21-249
NFGC-21-241
NFGC-21-225
NFGC-21-322
NFGC-21-332
BLACK SHALE
APPLETON FAULT ZONE
GREYWACKE
GOLDEN JOINT HW
NFGC-21-241
430.17 g/t Au over 5.25m
including 643.66 g/t Au over 3.50m
NFGC-21-225
29.38 g/t Au over 4.70m
including 135.66 g/t Au over 0.75m
including 34.52 g/t Au over 1.00m
18.16 g/t Au over 2.35m
including 42.55 g/t Au over 1.00m
SHALE
GOLDEN JOINT
GREYWACKE
GJ CROSS SECTION MAP
Drill Holes
All Assays Received
Assay Pending
Shear Zone
Au Vein
Greywacke
Shale
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
Assay Result Pending
GOLDEN JOINT
B
B'
NEWFOUND GOLD CORP
0
50
100m
-100
-200
0
100
200
300
400
500

Figure 14. Cross-section through Golden Joint and Golden Joint HW, looking northwest, +/- 10 m (Source: New Found)

This vein is associated with a brittle fault zone and other vein arrays whose orientations and geometries are currently being interpreted. Its true width typically ranges from less than 1 m to 5 m; however its character can change along strike to zones of brecciation and quartz veinlets. Drilling to date indicates that there is a steeply plunging high-grade domain; the current interpretation is that this zone of significant high-grade gold occurs at the intersection between the AFZ and the Golden Joint Main vein. 3D modelling also suggests that substantial gold enrichment also occurs where the Golden Joint Main vein intersects other veins.

The Golden Joint HW zone occurs within a massive bed of greywacke and along the margins of this bed. Mineralization tends to be characterized by stockwork veining that generally trends in an east-northeast orientation and dips moderately to the southeast. Additional modelling is required, however, because vein orientations in the Golden Joint HW zone are not well known, which creates uncertainties in true widths.

Of the 28 holes with complete assays received as of February 18th, 2022, in the Golden Joint prospect, 39% contain no significant intervals and 61% contain well mineralized intervals of more than 1 ppm Au over at least 2 metres of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 5.5 m in length, with an average of 2.7 m; true widths are 70% to 90% of down-hole lengths and from 1 ppm to 430 ppm in gold grade, with an average of 19 ppm.

Significant intercepts in Golden Joint include:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-21-171	223.45	228.30	4.85	10.36
Including	225.00	226.00	1.00	41.26
NFGC-21-181	183.50	185.65	2.15	19.28
Including	183.50	184.30	0.80	51.40
NFGC-21-181	249.00	251.60	2.60	10.99

Including	251.00	251.60	0.60	44.30
NFGC-21-213	303.00	308.50	5.50	5.44
Including	303.00	303.65	0.65	30.65
NFGC-21-213	336.85	339.00	2.15	11.97
Including	336.85	337.70	0.85	30.20
NFGC-21-241	207.85	213.10	5.25	430.17
Including	207.85	211.35	3.50	643.66

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-171	300	-45	312	658547	5428356
NFGC-21-181	300	-46	309	658547	5428356
NFGC-21-213	298	-45.5	411	658570	5428371
NFGC-21-241	299	-45.5	303	658523	5428341

The Golden Joint Main vein is drill-defined over a strike length of 225 m and to a depth of at least 275 m. Of the 28 holes with complete assays received as of February 18th, 2022, in the Golden Joint HW prospect, 50% contain no significant intervals and 50% contain well mineralized intervals of more than 1 ppm Au over at least 2 metres of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 9.15 m in length, with an average of 3 m; true widths are unknown since vein orientations have not yet been established and from 1 ppm to 29.4 ppm in gold grade, with an average of 6.92 ppm.

Significant intercepts in Golden Joint HW include:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-21-187	125.45	131.65	6.20	4.96
Including	127.65	128.25	0.60	14.40
Including	130.90	131.65	0.75	22.10
NFGC-21-225	134.30	139.00	4.70	29.38
Including	136.90	137.65	0.75	135.66
Including	138.00	139.00	1.00	34.52
And	143.85	146.20	2.35	18.16
Including	143.85	144.85	1.00	42.55
NFGC-21-274	164.35	166.75	2.40	23.39
Including	164.65	165.80	1.15	48.41

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-187	300	-50	431	658548	5428356
NFGC-21-225	298	-45.5	321	658545	5428328
NFGC-21-274	294	-49	552	658616	5428373

The Golden Joint HW zone is drill-defined over a strike length of 185 m and to a depth of at least 150 m. Drilling is ongoing at both the Golden Joint and Golden Joint HW prospects, with the goal of extending the Golden Joint Main vein to depth and along strike by following the high-grade domain down plunge along its intersection with the AFZ. Exploration drilling will also directly target Golden Joint HW as this domain is still sparsely tested and remains open in all directions.

Little – Powerline

In August 2020, New Found drilled six holes at the Little Zone target, west of the AFZ, 1 km northwest of Keats. Of the six holes in the Little − Powerline prospect, 67% contain no significant intervals and 33% contain well mineralized intervals of more than 1 ppm Au over at least 2 m of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 7.2 m in length, with an average of 3.92 m; true widths are not known since vein orientations have not yet been established and from 1 ppm to 4.04 ppm in gold grade, with an average of 2.14 ppm.

Significant intercepts include:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-20-11	22.3	29.50	7.20	1.26
NFGC-20-12	21.00	26.50	5.50	4.04

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-11	300	-45	73.2	657891	5428491
NFGC-20-12	300	-45	150	657900	5428459

These results demonstrate significant near-surface mineralization. In addition, NFGC-20-14 returned two intercepts of high-grade silver mineralization of 253.8 ppm Ag over 2.0 m and 94.9 ppm Ag over 1.0 m. The true widths of these high-grade silver intervals have not yet been determined. This is the first instance of high-grade silver being identified on the Queensway Project. This high-grade silver mineralization lies adjacent to the gold-bearing faults and veins in the Little-Powerline zone. Further geological investigation is ongoing to determine the significance of these intervals and to develop a follow-up plan for additional drilling. Gold mineralization at the Little-Powerline Zone appears to be associated with a north-striking fault but the exact relationship remains poorly constrained at this stage and true widths could not be determined.

Knob

In February–April 2021, New Found drilled 16 holes at the Knob target, along the AFZ. Of the 16 holes in the Knob prospect, 50% contain no significant intervals and 50% contain well mineralized intervals of more than 1 ppm Au over at least 2 metres of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 5 m in length, with an average of 3.92 m; vein orientations and true widths have not yet been determined and from 1 ppm to 6.42 ppm in gold grade, with an average of 2.32 ppm.

Significant intercepts include:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-21-142	81.00	86.00	5.00	5.12
Including	81.00	81.85	0.85	22.10
NFGC-21-159	42.85	45.30	2.45	2.91
And	54.00	56.75	2.75	6.42
Including	55.00	56.00	1.00	17.55

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-142	0	-45	218	657138	5425717
NFGC-21-159	300	-45	188	657051	5425540

The orientation of mineralization at Knob is poorly constrained at this stage and true widths could not be determined. A network of veining is developed in and near a thick bed of greywacke, similar to the Golden Joint HW zone. Limited drilling has been completed due to access issues and other drill priorities. No immediate follow-up work is scheduled at this time; however, further evaluation and 3D modelling are planned to better understand the geometries and orientations of the Knob veins for future exploration targeting.

Dome

Between November 2019 and June 2021, New Found drilled 12 holes at the Dome target, located on the east side of the AFZ between the Golden Joint and Lotto prospects. Of the 12 holes in the Dome prospect, 33% contain no significant intervals and 67% contain well mineralized intervals of more than 1 ppm Au over at least 2 metres of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 8.95 m in length, with an average of 3.03 m; true widths are 70% to 90% of down-hole lengths and from 1.22 ppm to 38 ppm Au in grade, with an average of 6.03 ppm Au.

Significant intercepts include:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-19-03	20.40	23.00	2.60	38.04
Including	20.90	21.50	0.60	162.50
NFGC-20-66	113.60	122.55	8.95	1.76

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-19-03	0	-45	64	658705	5428709
NFGC-20-66	300	-45	171	658739	5428665

The drill results suggest that the mineralized trend dips at 70 in the 160 direction and is associated with brittle faulting and massive to stylolitic vuggy quartz-carbonate veining similar to the other AFZ prospects, Dome mineralization has been drill tested over a strike length of 100 m and to a depth of 105 m.

Additional interpretation and 3D modelling work of the Dome prospect is planned for use in future exploration targeting as this target remains under-explored and open along strike and down dip.

Cokes

From March to July 2021, New Found drilled six holes at the Cokes target, along the west side of the AFZ and adjacent to the Keats zone. Of the six holes in the Cokes prospect, all of them contain well mineralized intervals of more than 1 ppm Au over at least 2 metres of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 14.85 m in length, with an average of 6.29 m (true widths have not yet been determined) and from 1.01 ppm to 3.61 ppm Au in grade, with an average of 1.71 ppm Au.

Significant intercepts include:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-21-154	15.70	22.25	6.55	1.40
NFGC-21-154	27.00	34.65	7.65	2.60
NFGC-21-157	10.00	18.85	8.85	1.27
NFGC-21-157	18.85	33.70	14.85	3.61
NFGC-21-157	55.20	68.35	13.15	1.69
NFGC-21-157	105.00	109.50	4.50	2.04

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-154	50	-60	95	657652	5427514
NFGC-21-157	120	-45	165	657642	5427535

The orientation of the mineralization at Cokes is poorly constrained at this stage and true widths could not be determined. Additional interpretation and 3D modelling work of the Cokes prospect is planned for use in future exploration targeting as this target remains under-explored and open along strike and down dip.

Road

In December 2020, New Found drilled two holes at the Road target, located east of Golden Joint and 450 m east of the AFZ (Figure 27). In November 2022, New Found returned to follow-up on previous drill results, completing an additional 4 holes. As of February 18th, 2022, complete results from two holes as part of the first phase of drilling had been received.

Of the two holes in the Road prospect with complete assay results, one contained no significant intervals and the other contained well mineralized intervals of more than 1 ppm Au over at least 2 metres of down-hole length. In the hole with well mineralized intervals, these intervals range from 2 m to 2.95 m in length, with an average of 2.55 m (the true width is 95% of down-hole length) and from 1.03 ppm to 35.36 ppm in gold grade, with an average of 15.15 ppm.

Significant intercepts include35.36 ppm Au over 2.7 m and 9.06 ppm Au over 2.95 m in NFGC-20-71. The drill results suggest that gold is associated with a brittle fault that dips at 40 in the 255 direction; the quartz-carbonate veins associated with this fault have massive vuggy, stylolitic and brecciated textures, similar to other AFZ prospects. Once the outstanding assay results are received, this prospect will be assessed and the decision on whether to continue drilling the Road prospect will be made.

1744

Following the two-hole program in 2019, New Found drilled an additional 28 holes in the 1744 area in April 2021 to follow-up on the gold-in-till anomaly where one till sample contained 1,744 gold grains and several quartz float boulders had high gold grades. The 1744 zone is located at the north end of the JBPFZ, 10 km northeast of the Keats zone.

Drilling identified two subparallel trending zones of gold mineralization that dip steeply at 70 in the 300 direction; these zones are discrete zones of brittle deformation associated with folding within a green siltstone unit. Gold is hosted in irregular massive to vuggy stylolitic veins with trace pyrite, chalcopyrite, arsenopyrite and boulangerite and has the same NH4 muscovite alteration signature seen elsewhere along the AFZ.

Of the 20 holes with complete assays received by February 18th, 2022, in the 1744 prospect, 25% contain no significant intervals and 75% contain well mineralized intervals with grades greater than 1 ppm Au over at least 2 metres of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 5 m in length, with an average of 2.4 m ( true widths are 55% to 65% of down-hole lengths) and from 1 ppm to 32 ppm in gold grade, with an average of 5.13 ppm.

Figure 15. Plan view of 1744 zone with assays above 0.5 ppm Au projected to surface (Source: New Found)

Significant intercepts include:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-19-09	165.00	168.00	3.00	12.10
Including	165.00	167.00	2.00	17.55
NFGC-21-180	32.00	34.05	2.05	31.88
Including	33.10	34.05	0.95	68.20
NFGC-21-195	283.70	286.50	2.80	16.66
Including	283.70	284.70	1.00	44.38
NFGC-21-207	63.55	66.00	2.45	19.66
Including	65.55	66.00	0.45	105.82

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 55% to 65% of reported intervals. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-19-09	301	-44.2	300	665171	5430868
NFGC-21-180	300	-45	245	665204	5430850
NFGC-21-195	300	-45	304	665267	5430870
NFGC-21-207	299	-45.5	341	665232	5430862

The drilling has a defined zone of gold mineralization with a strike length of 255 m and a depth of at least 210 m. Once the outstanding assays are received and a detailed model update is completed, the prospect can be evaluated and follow-up exploration work determined as the mineralized trend remains open and adjacent structures remain untested.

Pocket Pond

In May 2021, New Found initiated a drill program following up on historic drilling and anomalous grab samples at the Pocket Pond prospect located 5.5 km east-northeast of the Keats zone on the JBPFZ. Drilling has identified mineralization similar to that seen in the 1744 area, characteristic of the JBP structural trend of epizonal-style, with irregular stylolitic massive to vuggy veins that are spatially associated with brittle faulting and folding in a green siltstone unit. Generally, the Pocket Pond veins have a dip of approximately 60 in the 290 direction.

Of the 32 holes with complete assay results received as of February 18th, 2022, in the Pocket Pond prospect, 56% contain no significant intervals and 44% contain well mineralized intervals of more than 1 ppm Au over at least 2 metres of down-hole length. In the holes with well mineralized intervals, these intervals range from 2 m to 3.8 m in length, with an average of 2.3 m (true widths are 75% to 90% of down-hole lengths) and from 1 ppm to 21.7 ppm in gold grade, with an average of 4.06 ppm.

Significant intercepts include:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-21-230	87.00	89.00	2.00	8.92
Including	87.30	87.90	0.60	29.34
NFGC-21-304	81.95	84.60	2.65	21.67
Including	82.40	83.00	0.60	88.70
NFGC-21-304	89.90	92.00	2.10	5.86
Including	90.50	91.05	0.55	21.84
NFGC-21-304	93.10	96.35	3.25	6.04
Including	93.10	93.85	0.75	23.49

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 75% to 90% of reported intervals. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Collar location information for the significant intercepts summarized:

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-230	119	-45.5	182	663403	5428873
NFGC-21-304	121	-45.5	182	663432	5428898

The drilling at Pocket Pond has defined a mineralized trend with a strike length of 160 m and a depth of at least 145 m (Figure 16).

NFGC-21-304
21.67 g/t Au over 2.65m
including 88.7 g/t Au over 0.60m
NFGC-21-245
7.26 g/t Au over 2.20m
including 15.29 g/t Au over 0.95m
POCKET POND ZONE PLAN MAP
Drill Holes
All Assays Received
Assays Pending
Historical Assays
Shear Zone
Au Associated Fault Interpreted
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
POCKET POND
NEWFOUND GOLD CORP
0
100
200m

Figure 16. Plan view of Pocket Pond zone with assays above 0.5 ppm Au projected to surface (Source: New Found)

Once the outstanding assays are received and a detailed model update is completed, the prospect can be evaluated, and follow-up exploration work determined as the mineralized trend in the Pocket Pond area remains open and adjacent structures remain untested.

5.8	Sample Preparation, Analyses and Security

New Found has collected and assayed various sample types including till, soils and surface rocks on its Queensway Project since 2017 and drill core samples since 2019. Section 11 of New Found’s previous NI 43-101 compliant technical report with an effective date of May 27, 2021 titled “NI 43-101 Technical Report for the Queensway Project, Newfoundland, Canada” (the “2021 Technical Report”), as filed under the Company’s SEDAR profile at www.sedar.com on July 21, 2021, presented the independent assessment done by René Sterk (R.P.Geo.) of RSC Mining and Mineral Exploration, who reviewed the project’s sample preparation, analysis, quality control and security for the period up to May 27, 2021.

The Technical Report presents an independent assessment of the Queensway Project sample preparation, analysis, quality control and security procedures for the period from the end of May 2021 to the effective date of the Technical Report, February 18, 2022. As a QP for the Technical Report, Mr. Srivastava is of the opinion that the sample preparation, security and analytical procedures are well conceived and well implemented and that the drill hole assay data base being compiled by New Found forms a sound basis for ongoing exploration activities, including refining models of the 3D geometry of mineralized zones and planning new drill hole locations.

Summary of Previous Report

Sample Preparation

Till samples were collected and prepared with the goal of analyzing the number and size of gold grains. In the field, samples were screened using an 8 mm sieve to remove pebbles. Approximately 13 kg of the fine material, less than 8 mm, along with 1 kg of the coarse material, the pebbles greater than 8 mm, was packed in a heavy-duty plastic bag and sealed with a cable tie. The −8 mm fraction was used for analysis of gold content, while the +8 mm pebbles were used to log lithology. Till samples were shipped to Overburden Drilling Management (“ODM”) who created a concentrate. Prior to 2019, the concentrates were created using a screening and tabling procedure. After 2019, they were created using ODM’s Heavy Mineral Concentrate (HMC) preparation procedure. The gold content of each sample was estimated from the number of gold grains found in the concentrate and their size. The shape and texture of the grains were also recorded, and the mineralogy of the associated heavy minerals was described.

Rock samples were placed in a plastic bag, sealed and shipped to one of two destinations: (1) Eastern Analytical Ltd (“EA”), a mineral testing laboratory that does both sample preparation and analysis at its facility in Springdale, NL; and (2) one of the geochemistry laboratories of the ALS Global group (“ALS”): the preparation labs of ALS Canada Ltd in Thunder Bay, Timmins, Sudbury and Moncton, which send prepared sample material to their analytical lab in Vancouver. For grab samples from the surface or from trenches, the entire sample was sent to the laboratory; for drill core, half of the core was sent to the lab and the other half kept in the project’s core storage archive.

The sample preparation procedures used by ALS and EA are broadly similar: crushing, followed by pulverizing, followed by collection of a small amount of pulp for analysis by fire assay. The exact specifications for sample preparation were slightly different for each lab. EA crushed to 80% less than 2 mm, pulverized to 95% less than 106 μm, and selected a 30 g aliquot for analysis by fire assay. ALS crushed to 85% less than 2 mm, pulverized to 85% less than 75 μm, and selected a 30 g aliquot for analysis by fire assay.

Since 2019, samples with fire assay results expected to be high were analyzed by a screen fire assay (“SFA”) method. The reasons for doing an SFA included: the original fire assay being above 1 ppm Au, the sample being in an interval with many other high-grade assays, observation of visible gold or other geologic characteristics associated with strong gold mineralization. The exact specifications for the SFA method were different at the two labs. EA’s SFA method began with the same crushing and pulverizing steps as they used for their conventional fire assays; all of the pulp was sieved using the #150 screen to create a fine fraction (−106 μm) and a coarse fraction (+106 μm). Two fire assays of 40 g aliquots were done on the fine fraction, while the coarse fraction was fire assayed in its entirety. The grade of the original sample was then calculated by weighting the three fire assays by the mass of material each one represented. ALS followed a similar procedure, beginning with the crushing to 70% less than 2 mm, followed by pulverizing to

85% less than 75 μm. All of the pulp was screened at 106 μm to create coarse and fine fractions. The coarse material was fire assayed in its entirety; from the fine material, ALS selected two 50 g aliquots for fire assay.

Sample Analysis

Analysis for gold was done by fire assay, with 30 g aliquots, or by screen fire assay. ICP analyses were done to establish the multi-element chemistry of samples; these were either done using a 4-acid digestion, or a 2-acid (aqua regia) digestion. For some of the till samples, Activation Laboratories Ltd (ActLabs) used instrumental neutron activation to measure multi-element chemistry. For the till samples that were concentrated and analyzed by ODM, the gold grade was established by calculating the size of each grain and summing the gold content of all of the grains to get an estimate of the total gold content of the sample, which could be converted to a calculated grade for the mass of the original sample. Although these grain-based estimates of gold grade are not precise, they still provide useful information for drill targeting because they serve as reliable indications of which till samples contained a lot of gold and which ones contained very little.

Laboratory Accreditation

EA, ActLabs, ALS and ODM are all independent of New Found. The labs that performed fire assays (EA and ALS) are accredited by the International Accreditation Service, which conforms to the requirements of ISO/IEC 17025:2005. The labs that performed multi-element ICP analyses (EA, ALS and ActLabs) are all ISO-accredited for multi-element analytical methods.

Sample Security

The collection, packaging, transport and receipt of samples were conducted using traceable chain of custody procedures. The sample storage area was under constant surveillance during the day; at night, it was secured by lock and key and monitored by video camera. Chain of custody forms accompanied sample shipments to the preparation laboratories, where samples were logged in and checked against New Found’s documentation for any discrepancies before seals on the sample bags were broken.

Quality Assurance and Quality Control (QA/QC)

In addition to the internal QA/QC programs used by the commercial laboratories to monitor the quality of their own work, New Found also has its own external QA/QC program that uses certified reference materials (CRMs), duplicates and blanks to monitor the accuracy and precision of analytical data reported by the laboratories. Shewhart control plots were used to assess the accuracy of gold assays. Scatterplots were used to assess the precision from duplicates. Time series plots of assays reported for blank samples were used to monitor cross contamination.

An additional piece of QA/QC information was available for many of the screen fire assays done at ALS, where samples selected for SFA were first separated into an A split and a B split, with the complete SFA method being run on both splits. This produced data that was used to check the variability of each component of the SFA method: the fire assays of the fine and coarse fractions, the mass percentages of each fraction, and the combined total grade that was calculated for each split. A small set of 30 half-core duplicates was collected during the site visit by RSC, as a further check on the reliability of gold assays.

Conclusions from Previous Report

The assessment of the reliability of data done by RSC in 2021 used a Data Quality Objectives (DQO) approach in which one begins by establishing the purpose(s) for which the data are being used, and judges the quality of the data in the context of its intended use.

During the exploration drilling phase of the Queensway Project, New Found’s primary objective is to identify and delineate strong gold mineralization. The QP for the 2021 Technical Report expressed the opinion that the analytical data were broadly acceptable with respect to the primary data quality objective, but also provided several recommendations for improvements that would improve accuracy and precision and that would help to ensure that the project’s assay data base was suitable for mineral resource estimation, if and when the project eventually reaches that stage.

All of the biases identified in the 2021 Technical Report of assay data quality were small, and on the low side, meaning that reported assay grades may, at times be slightly low. These small low biases were regarded as having a low risk for compromising the identification and delineation of strong gold mineralization.

The QP for the Technical Report has had access to all relevant QA/QC data, has been able to repeat the analysis done for the 2021 Technical Report and has done several other checks not described in the 2021 Technical Report. With his own review and analysis of historical QA/QC data, the QP for the Technical Report concurs with the conclusions expressed a year ago. Specifically, for the exploration drilling program, whose primary purpose is to identify and delineate gold prospects on the Queensway Project property, the procedures used for sample collection, preparation and analysis are well conceived and well implemented. The assay data base being compiled by New Found is reliable for exploration purposes.

Sample Preparation, Analysis, Quality Control and Security Since June 2021

Sample preparation, analytical methods, and assay quality control for the period from May 28, 2021, to February 18, 2022, are generally consistent with practices reported in the 2021 Technical Report.

Sample Preparation

Exploration drill core continues to be HQ core that is sawn in half using a diamond saw. Sample lengths are 0.3 to 1 metre. Where necessary due to poor core competency, a hydraulic splitter may be used. One of the recommendations from the previous report has been implemented, and the project now has a written procedure, well documented and easy to follow, that standardizes how core is sawn (or split) and how one half of the core is selected for shipment to the laboratory.

In February 2022, New Found changed the preparation procedure for the first analysis of samples to crushing to 70% less than 2 mm; this was done to align the procedures used to prepare sample material for a conventional fire assay with the procedures used to prepare sample material for a screen fire assay.

Sample Analysis

Table 7 shows the analytical methods used by ALS, which performed almost 27,000 assays between May 28, 2021 and February 18, 2022.

Table 7. Analytical methods used by ALS

Analyte	Method Code	Detection Limit	Type of Method	Finish
Au	ICP-21	0.001 ppm	30 g fire assay	ICP
Au	AA-26	0.01 ppm	50 g fire assay	AAS
Au	Au-SCR24C	0.05 ppm	Screen fire assay	Gravimetric and AAS
Multi-element	ME-ICP61	Variable for 33 elements	4-acid digestion	ICP

Table 8 shows the analytical methods used by EA, which performed slightly more than 15,000 assays between May 28, 2021, and February 18, 2022.

Table 8. Analytical methods used by Eastern Analytical.

Analyte	Method Code	Detection Limit	Type of Method	Finish
Au	AA30	0.005 ppm	30 g fire assay	AAS
Au	AA40	0.005 ppm	40 g fire assay	AAS
Au	Au Met	0.010 ppm	Screen fire assay	AAS / Gravimetric / Hybrid

Although the multi-element analyses are done by ALS, the sample preparation for these multi-element analyses is done by EA, which prepares a 150 g split of the pulp for all samples and delivers it to ALS for their ME-ICP61 method, multi-element determination by ICP.

EA and ALS are both independent of New Found and are both accredited by the International Accreditation Service, which conforms to the requirements of ISO/IEC 17025:2005.

Sample Security

The procedures for establishing an auditable chain of custody for every sample, and for ensuring the integrity of samples between the project site and the laboratory are the same as in previous years.

The collection, packaging, transport, and receipt of samples were conducted under a strict and traceable chain of custody (CoC). The collection and packaging of samples for shipping was undertaken by contractors of New Found under the supervision of New Found’s Chief Operating Officer, Greg Matheson, P.Geo. Samples were collected and stored in a dedicated area in the core shack under constant surveillance during the day, which is secured by lock and key at night and under video surveillance. A CoC document was created by the geologist/geo-technician that includes a list of sample numbers and signature lines for the courier and New Found representative confirming the state of the shipment. For shipment, samples were inventoried before being placed in rice bags which were secured with a cable tie. The samples were then placed in shipping bins that were labelled with the shipping information and numbered security seals.

Prior to May 2018, all of New Found’s samples were transported directly to the Eastern Analytical laboratory in Springdale, NL. All 2018 sampling was directly supervised by Michael Regular, and all samples were handled and shipped by Michael Regular. Since May 2018, samples were analyzed at ALS Minerals, in Vancouver B.C. Sample preparation occurred at ALS Minerals laboratories in Thunder Bay, ON, Timmins, ON, Sudbury, ON and Moncton, NB. Samples were shipped to ALS by commercial courier on a regular basis. New Found contractors delivered the sample bins to the shipping courier along with the CoC form. The CoC was signed and returned to New Found for scanning and cataloguing. The sample shipment was virtually dispatched in the MX Database by New Found sample shipment manager for tracking and the laboratory was notified of the incoming shipment. Upon receipt by the laboratory, New Found’s Chief Operating Officer and database geologist were informed, and the samples were logged in and checked against New Found’s submittal form and chain of custody document for any discrepancies.

Between February 2021 and October 2021, a portion of samples was analyzed at EA and sample shipments were transported directly by New Found contractors.

Quality Assurance and Quality Control

The external quality assurance and quality control (QA/QC) programs use blanks and CRMs that are inserted into the sample stream at the rate of approximately one blank and one CRM for every 20 drill core samples. The half-core duplicate program has been expanded to provide more insight into assay variability over very short distances, the “nugget effect” common to orogenic gold deposits.

Of the 2,900 CRMs analyzed by ALS, 36 triggered requests for re-assay, a failure rate of approximately 1%, which is acceptably low. Two of the CRM failures were suspected to be sample switches. Whenever reassays are requested due to quality control failures, the first assay is replaced by the requested second assay.

Of the 114 CRMs analyzed by EA, 8 triggered requests for re-assay, a failure rate below 1%. Even though the failure rate is acceptably low, the CRMs analyzed by EA show a slight bias, with EA’s reported values being about 1−2% low, on average. The same slight low bias was noted last year with the EA results. Although the reason for this small systematic bias has not yet been identified, its impact on exploration is not significant; even with a small bias, exploration drilling can still identify strong mineralization, delineate it and target new drill holes.

The internal QA/QC programs of the laboratories include internal checks of duplicates taken from the same prepared pulp. These pulp duplicates provide an estimate of the reproducibility related to the uncertainties inherent in the analytical method and the homogeneity of the pulps. The precision or relative percent difference calculated for the pulp duplicates indicates whether pulverizing specifications should be changed and/or whether alternative methods, such as screen metallics for gold, should be considered.

A total of 1127 pulp duplicates were analyzed by ALS by fire assay with an ICP finish (ICP21). Samples are selected for routine fire assay by method ICP21 when there is no visible gold recognized and the sample interval is not in a mineralized zone. Of the 1084 cases that assayed less than 100 ppb (0.1 ppm Au) for the “original” assay, the pulp duplicates reported greater than 0.1 ppm Au for only 4 cases to a maximum of 0.117 ppm Au. This confirms that the pulp duplicates with less than 0.1 ppm Au perform within expectations of the method.

The internal QA/QC programs of the laboratories also include checks of duplicates taken from a sample’s coarse reject material, which were deemed to be acceptable.

In the Fall of 2021, it became apparent that half-core duplicates taken from the other half of the core from the same interval often do not compare well with each other. This was revealed by a set of 30 half-core duplicates that produced a set of second screen fire assays that were, by some measures, noticeably different from the original screen fire assays for the same 30 intervals. In November 2021, New Found announced that it was suspending further announcements of drilling results until it had a confident understanding of that initial set of 30 half-core duplicates. The work program included completion of a substantial number of additional half-core screen fire assays and the detailed statistical assessment of these results. It also included detailed review of sample selection, preparation, and lab analysis procedures for the screen fire assays at ALS and EA. The conclusion of such review was that there was no systemic bias in the Queensway Project assays, and that the large differences sometimes seen between half-core duplicates was due to a combination of three factors:

•	the inherent short-scale variability common in orogenic gold deposits like Queensway;
•

the tendency of half-core duplicate studies to select high-grade samples for checking, which creates a selection bias that leads to second assays tending to come back lower than the first high-grade result; and

•

the linkage between variability and grade; with high-grade samples being more erratic than low-grade ones, fluctuations in the results from high-grade intervals will dominate conventional statistical comparisons like differences between the averages, or correlation coefficients.

In November 2021, New Found announced that it was initiating a trial of the Chrysos PhotonAssay method for analyzing gold grades, a non-destructive method that uses high-energy X-rays to excite atomic nuclei. The sample preparation for this method involves crushing the drill core and weighing it into jars that hold approximately 400 g.

The gold content of each jar is determined by the gamma activation method developed at CSIRO in Australia. The gold grade of the entire sample is then calculated as a weighted average of the grades for the individual jars.

The first PhotonAssay results for the Queensway Project were released in January 2022, a small set of 69 samples from two drill holes. These were done by the Intertek/Genalysis laboratory in Perth Australia, which is certified to ISO/IEC 17025 (2017) by the National Association of Testing Authorities, Australia.

Studies are underway to establish the correlation between PhotonAssay results, fire assays and screen fire assays for Queensway Project samples. If the PhotonAssay method proves to produce reliable large-sample assays for Queensway Project drill core samples, and if its precision and accuracy can be quantified through comparisons with screen fire assays, New Found will explore options for using PhotonAssays on a routine for the Queensway Project. This will require assessments of the capacity of Canadian labs that will soon offer PhotonAssays and addressing the issue of how to get this innovative method properly certified.

5.9	Data Verification

The Queensway Project was visited by the QP, Alan Lambden, P.Geo. of RD3D, for two days to become familiar with the geology of the Queensway Project, the standard operating procedures and database management. While there, under supervision of Mr. Greg Matheson and Ms. Candice Ooi of New Found, drill rigs, hole collars and an outcrop were visited and discussions about core handling, logging, assaying protocols and database management were held. Local geology and details of landmark discovery were discussed.

The visit included a tour of Pocket Pond and H-Pond, and the Glass, Keats, Golden Joint, Dome, Lotto zones, and a visit to several ongoing drill rigs with time spent at the core logging, sample preparation and sample storage facilities. Only one outcrop was visited due to all previously exposed trenches recently being back-filled as required by exploration permit regulations, and due to heavy snow hindering exposure in the area at the time of the visit. Due to several previous QP’s selection of verification samples, it was decided no samples were to be collected during the visit. The previous verification samples have shown the reproducibility expected for an orogenic gold deposit like Queensway.

Data Verification

The QP was provided with a “reviewer’s licence” for the MX Deposit system that NFG uses to manage its drill hole data base. MX Deposit allows the user to fully customize the entire data management in real-time, electronically from core logging in the core shed and sampling directly to the online server, minimizing the opportunities for human input error. It also records information on which assays have been used to create the “Au_final” reporting field for public disclosure purposes, following the hierarchy set by NFG staff. The QP checked several sample intervals with multiple assays and could find no in-stance where the documented hierarchy for the use of multiple assays had been mis-applied. Any errors found are logged and an audit trail is recorded by NFG staff. When an assay certificate fails due to QA/QC issues, the original assays are overwritten by the re-assays. Discussions with NFG staff assured the QP that every certificate prior to the introduction of MX Deposit in 2020 was imported electronically and checked. Input of assays was built from electronic certificates except where historical holes denote an “unknown” source. The logging system has evolved as the deposit’s mineralization becomes better understood. Minor adjustments are constantly being made to the logging template, adding more detail as drilling continues to reveal more of the Queensway Project’s geological complexities. Holes logged before the introduction of MX Deposit have been relogged using the latest templates.

Adequacy of Data

The QP for the site visit, Alan Lambden, P. Geo., is of the opinion that the data compiled by New Found provide a reasonable and accurate representation of the Queensway Project and are of sufficient quality to support the conclusions and recommendations reached in the Technical Report and to serve as the basis for future exploration activities.

5.10	Mineral Processing and Metallurgical Testing

New Found has no knowledge of any historical mineral processing/metallurgical testing of the Au mineralization on the Queensway Project, nor has it completed any mineral processing/metallurgical testing of its own.

5.11	Mineral Resource and Mineral Reserve Estimates

There are no current mineral resource or mineral reserve estimates on the Queensway Project.

5.12	Exploration, Development and Production

On August 17, 2020, the Company announced it had initiated a 100,000m HQ size diamond drilling program at the Queensway Project. The Company announced on January 6, 2021, that it has now increased the drilling program started in 2020 to a total of 200,000m; this program was further expanded on October 15, 2021 to 400,000m and is expected to reach 14 drill rigs in 2022. In 2020 the Company completed 66 drill holes targeting the Little-Powerline, Lotto, Dome and Keats zones for a total of 13,400m. In 2021 the Company has completed an additional 391 drill holes totalling 117,043m. The drilling program is ongoing with eleven rigs active and approximately 43% complete as of May 5, 2022, and is expected to continue into Q2 2023.

The drilling program is designed to test multiple exploration targets and zones along the 9.45km of the Appleton Fault Zone and 12km of the JBP Fault Zone at Queensway North. The primary focus is on the expansion of known zones of mineralization and testing targets to generate new mineralized zones.

In 2022 the Company also expects to complete an inaugural drilling program at the Queensway South part of the project testing early-stage exploration targets as part of the 400,000m program.

The majority of drilling to date has occurred along the Appleton Fault with twelve drill rigs active. To date 343 drill holes have been completed at the Keats Zone totalling 94, 226m, 81 drill holes at the Lotto Zone totalling 22,127m, 73 drill holes at the Golden Joint zone totalling 24,797m with the balance of 81 drill holes totalling 18,969m completed at other zones/targets along the Appleton Fault including the Little-Powerline, Cokes, Road, Zone 36, Knob, TCH, Dome and Big Dave.

The Company is also actively exploring along the JBP Fault zone with 88 holes totalling 23,605m completed to date at the 798, 1744 and Pocket Pond prospects.

6	OTHER MINERAL PROJECTS

The Company owns a 100% interest in the Lucky Strike Project in Kirkland Lake, Ontario, comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The Company acquired the rights to the Lucky Strike Project by map staking mineral licenses and making staged payments in cash and Common Shares from 2016 through 2019 under two fully-executed option agreements.

On May 27, 2016, the Company optioned the primary Lucky Strike Project property from Ashley Gold Mines Ltd. (“Ashley Gold”) under a property option agreement, which was ultimately amended in May 2019, and fully exercised in November 2019. Under the terms of this agreement, the Company paid $115,000 and issued Common Shares equivalent to $80,000 to Ashley Gold. The option agreement included an underlying 1% NSR payable to Wallbridge Mining Company, which covers a small portion of the applicable claims, with most of the claims carrying no NSR.

On July 26, 2017, the Company optioned the Vallillee extension claims west of the primary Lucky Strike Project and this option agreement was fully executed July 2018. Under the terms of the agreement the Company paid $40,000 and issued a 2% NSR in favour of the optionors.

In April 2020, the Company staked an additional 70 unpatented mining cells on the west side of the Lucky Strike Project. These lands carry no NSR.

On May 7, 2020, the Company completed a claim purchase agreement with Eric Marion to purchase 21 unpatented mining claim cells adjacent to the east of the Lucky Strike Project. Under the terms of the agreement the Company paid $25,000. The claims carry no NSR.

For the purpose of NI 43-101, the Lucky Strike Project is not a material property of the Company.

7	DIVIDENDS AND DISTRIBUTIONS
7.1	Summary

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances. See “Risk Factors – Risks Related to the Company – Dividends”.

8	DESCRIPTION OF CAPITAL STRUCTURE
8.1	Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value (the “Common Shares”). As at December 31, 2021, there were 164,205,700 Common Shares issued and outstanding. As of the date of this AIF, there are 165,219,256 Common Shares issued and outstanding, 13,641,125 Common Shares issuable upon exercise of outstanding stock options (“Options”) and 11,555 Common Shares issuable upon the exercise of common share purchase warrants (“Warrants”).

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.

9	MARKET FOR SECURITIES
9.1	Trading Price and Volume

New Found’s Common Shares are currently listed for trading through the facilities of the TSXV under the symbol “NFG” and on the NYSE American under the symbol “NFGC”. No other securities of New Found are traded or quoted on any marketplace.

During the most recently completed financial year, the Common Shares traded on the TSXV as follows, based on information available from Bloomberg:

TSX VENTURE EXCHANGE

Month	Volume	High (Cnd$)	Low (Cnd$)
January 2021	4,453,432	4.40	3.16
February 2021	4,284,132	3.84	3.15
March 2021	6,789,083	5.25	3.53
April 2021	6,675,715	7.00	4.21
May 2021	8,281,966	12.48	6.80
June 2021	6,582,626	13.50	9.40
July 2021	3,858,067	12.47	8.51
August 2021	5,493,519	10.85	8.13
September 2021	5,390,397	9.28	6.61
October 2021	3,211,823	10.86	7.70
November 2021	7,076,962	9.89	6.88
December 2021	3,676,121	9.07	6.69

New Found’s Common Shares began trading on the NYSE American on September 29, 2021. During the period from September 29, 2021 until December 31, 2021, the Common Shares traded on the NYSE American as follows, based on information available from Bloomberg:

NYSE AMERICAN

Month	Volume	High (US$)	Low (US$)
September 2021	21,056	7.02	6.00
October 2021	286,719	8.80	6.13
November 2021	377,572	8.05	5.56
December 2021	250,205	7.19	5.20

9.2	Prior Sales

The following table summarizes the issuances of securities of the Company that were issued during the most recently completed financial year and that are not listed on the TSXV or NYSE American:

	Type of	Number	Issue	Exercise
Issue Date	Security	Issued	Price	Price	Description of Issuance
April 30, 2021	Options	1,369,000	N/A	$6.79	Options issued to certain directors, officers, employees and consultants of the Company pursuant to the Company’s stock option plan.

	Type of	Number	Issue	Exercise
Issue Date	Security	Issued	Price	Price	Description of Issuance
May 17, 2021	Options	200,000	N/A	$8.62	Options issued to a director of the Company pursuant to the Company’s stock option plan.

September 27, 2021	Options	125,000	N/A	$8.70	Options issued to the Vice President, Exploration pursuant to the Company’s stock option plan.

November 8, 2021	Options	62,500	N/A	$8.04	Options issued to certain employees of the Company pursuant to the Company’s stock option plan.

10	ESCROWED SECURITIES
10.1	Summary

In connection with the initial public offering of the Company’s Common Shares, Palisades Goldcorp Ltd., Novo Resources Corp., 2176423 Ontario Inc. (a corporation controlled by Eric Sprott), Collin Kettell, Denis Laviolette and Craig Roberts (collectively, the “Principals”), entered into an escrow agreement (the “Escrow Agreement”) with Computershare Trust Company of Canada, as escrow agent (the “Escrow Agent”), pursuant to which the Principals deposited 90,199,500 Common Shares into escrow (the “Escrowed Securities”) with the Escrow Agent.

The following table sets forth, as of as at December 31, 2021, the number of securities of each class of securities of the Company held, to the knowledge of the Company, in escrow or that are subject to a contractual restriction on transfer and the percentage that number represents of the outstanding securities of that class.

	Number of	Percentage of
Designation of Class	Securities	Class
Common Shares	55,646,700	33.89%

In accordance with NP 46-201, the Escrowed Securities are subject to a three-year escrow and subject to the following release scheduled:

Date	Amount of Escrowed Securities Released
On August 11, 2020 (the “Listing Date”)	1/10th of the Escrowed Securities
6 months after the Listing Date	1/6th of the remaining Escrowed Securities
12 months after the Listing Date	1/5th of the remaining Escrowed Securities
18 months after the Listing Date	1/4th of the remaining Escrowed Securities
24 months after the Listing Date	1/3rd of the remaining Escrowed Securities
30 months after the Listing Date	1/2 of the remaining Escrowed Securities
36 months after the Listing Date	the remaining Escrowed Securities

Additionally, securities of New Found may be subject to additional escrow restrictions and restrictions on transfer pursuant to NP 46-201, or if required by the TSXV (in accordance with TSXV Policy 5.4) or other applicable regulations of any other stock exchange on which the securities of New Found may be listed for trading in the future.

11	DIRECTORS AND OFFICERS
11.1	Name, Occupation and Security Holding

The name, municipality of residence, positions held with the Company, and principal occupation within the five preceding years as at the date of this AIF of each director and executive officer of New Found are as follows:

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held
COLLIN KETTELL, Puerto Rico, United States	Chief Executive Officer(2), Executive Chairman and Director

Chief Executive Officer (since April 14, 2022), Executive Chairman (since March 2020) and former CEO (2016 - 2020), New Found; CEO, Nevada King Gold Corp. (formerly Victory Metals Ltd.), since January 2019; Executive Chairman, Palisades Goldcorp Ltd., since August 2019; former CEO, Palisade Global Investments Ltd. Majority of the foregoing companies are mineral exploration and development companies.

			January 21, 2016	5,155,000(3) (3.14%)
CRAIG ROBERTS(1), British Columbia, Canada	Former Chief Executive Officer and Director

Former CEO and Director, New Found, since March 2020 and December 2019, respectively; Chairman and Director (formerly CEO), Ethos Gold Corp., since 2018; Director, Nevada King Gold Corp. (formerly, Victory Metals Ltd.); formerly Chief Technical Officer, Palisades Goldcorp Ltd., since 2020; Director, K2 Gold Corporation, since 2016; Director, Global Battery Metals Ltd., since 2016. Majority of the foregoing companies are mineral exploration and development companies.

			December 17, 2019 (resigned April 14, 2022)	2,200,000 (1.34%)
DENIS LAVIOLETTE, Ontario, Canada	President and Director	President and Director. New Found, since 2016; Executive Chairman, Goldspot Discoveries Inc. since 2016. The foregoing companies are mineral exploration and development companies.	January 21, 2016	2,175,000 (1.32%)

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held
GREG MATHESON, Ontario, Canada	Chief Operating Officer	COO, New Found, since 2019; former Manager of Exploration, Northern Gold Mining Inc., former Senior Project Manager, Oban Mining Corp. All of the foregoing companies are mineral exploration and development companies.	—	110,000 (0.07%)
MICHAEL KANEVSKY, British Columbia, Canada	Chief Financial Officer	CFO, New Found, since 2019; CFO, Golden Planet Mining Corp.; former CFO, Mexican Gold Mining Corp; former CFO, Palisades Goldcorp Ltd. All of the foregoing companies are mineral exploration and development companies.	—	Nil
MELISSA RENDER Ontario, Canada	VP Exploration	VP Exploration, New Found (since January 11, 2022); former Senior Project Geologist, Elko Mining Group; former Senior Project Geologist, TMAC Resources Inc.; former Gold Exploration Consultant, Kinross Gold Corp.; former Gold Exploration Consultant, Chalice Gold Mines Ltd.; former Gold Exploration Consultant, McEwen Mining Inc.; former Gold Exploration Consultant Warrior Gold Inc.; former Gold Exploration Consultant, New Found Gold Corp. All of the foregoing companies are mineral exploration and development companies.	—	2,000

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held
DR. QUINTON HENNIGH Colorado, United States	Director

President and Chairman, Novo Resources Corp., since 2009, Director, New Found, since 2020; Director, Irving Resources Inc., since 2015; Director, Kuya Silver Corporation (formerly Miramont Resources Corp.), since 2017; Director,Precipitate Gold Corp since 2010; Director, Condor Resources Inc., since 2020; Director, Tristar Gold Inc., since 2015. All of the foregoing companies are involved in one or all of: mineral exploration, development, production and the capital markets.

			June 17, 2020	115,300 (0.07%)
DOUGLAS HURST British Columbia, Canada	Director

Director, New Found, since May 2021; Chairman, Elevation Gold Mining Corp. since February 2021; Director, Calibre Mining Corp., since 2017; Director, Newcore Gold Ltd., since 2017; former Director, Northern Empire Resources Corp., 2015 – 2018; former Director and VP Corporate Development, Raystar Enterprises Ltd. (predecessor of Newmarket Gold Inc. which was merged into Kirkland Lake Gold Ltd.), 2013 – 2016. All of the foregoing companies are mineral exploration and development companies or mineral production companies.

			May 11, 2021	93,023 (0.06%)
VIJAY MEHTA New Jersey, United States	Director

Director, New Found, since April 14, 2022; Co-Founder of Arkview Capital since 2020; Managing Director of Ziff Brothers Investments from 2010 to 2019. Arkview Capital is a private equity fund and Ziff Brothers Investments is a family office investment firm.

			April 14, 2022(4)	Nil

Notes:

(1)	Mr. Roberts resigned as Chief Executive Officer and director of the Company effective April 14, 2022.
(2)	Mr. Kettell was appointed Chief Executive Officer of the Company effective April 14, 2022.
(3)

Mr. Kettell is the principal securityholder of Palisades Goldcorp Ltd., which directly holds the 46,566,425 Common Shares of the Company (or 28.36% of the issued and outstanding Common Shares) as at the date of this AIF.

(4)	Mr. Mehta was appointed as a director of the Company on April 14, 2022 to fill the vacancy following Mr. Roberts’ resignation.
11.2	Directors’ Terms of Office

The term of office for each director of New Found expires at the next annual general meeting of shareholders of the Company.

The members of Board committees are appointed by the Board of Directors as soon as possible following each annual general meeting of shareholders of the Company.

The officers of New Found are appointed by the Board of Directors and hold office for such period and on such terms as the Board of Directors may determine.

11.3	Committees of the Board of Directors

The committees of the Board of Directors of New Found and the directors serving on each of the committees are described below:

11.4	Audit Committee
11.4.1	Overview

The Company has formed an Audit Committee comprised of Douglas Hurst (Chair), Dr. Quinton Hennigh and Vijay Mehta, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and are considered “independent” pursuant to NI 52-110.

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The full text of the Audit Committee Charter is attached to this AIF as Schedule “A”.

11.4.2	Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Douglas Hurst

Mr. Hurst has over 30 years of experience in the mining and natural resource industries having acted as geologist, consultant, mining analyst, senior executive and board member. Mr. Hurst was previously a mining analyst with McDermid St. Lawrence Securities Ltd. and Sprott Securities Inc. and a contract analyst to Pacific International Securities Inc. and Octagon Capital Corporation. He was a founding executive of International Royalty Corporation, which was purchased by Royal Gold, Inc. for $700 million. Recently, Mr. Hurst was one of the founders of Newmarket Gold Inc., which was purchased for approximately $1 billion by Kirkland Lake Gold Ltd in November 2016. Mr. Hurst holds a Bachelor of Science in Geology from McMaster University (1986). Based on his experience, Mr. Hurst has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Dr. Quinton Hennigh

Dr. Quinton Hennigh is an economic geologist with more than 25 years of exploration experience with major gold mining firms. Dr. Hennigh has various experience with budgeting, economic assessments, and financial reporting through roles at various publicly traded companies. Dr. Hennigh is familiar with managing junior mining companies, including financing and compliance with reporting requirements. Based on his experience, Dr. Hennigh has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Vijay Mehta

Mr. Mehta is a co-founder of Arkview Capital that invests in diversity-oriented companies. Mr. Mehta is involved with several diversity initiatives, serving as a member of Genesis Bank’s DEI Committee, Board member of Clean Sea Transport, and Vice Chair of the New York Minority Supplier Development Council MBE Input Committee. Prior to founding Arkview Capital, Mr. Mehta was a Managing Director and member of the Investment Committee at Ziff Brothers Investments, and previously worked at private equity fund, Texas Pacific Group and investment bank, Morgan Stanley. Mr. Mehta earned an MBA from the Harvard Business School where he was named a Baker Scholar. Mr. Mehta has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

11.4.3	Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting.

11.4.4	Reliance on Certain Exemptions
11.4.5	External Auditor Service Fees by Category

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) were as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)		All Other Fees(3)
December 31, 2021	$55,000	$111,300		$8,000		$9,000
December 31, 2020	$170,000	$42,800	$	Nil	$	Nil

Notes:

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.

On October 28, 2020, New Found appointed Crowe MacKay LLP as the auditor of the Company. At the request of the Company, Deloitte LLP resigned as the auditor of the Company. There were no reportable events, as such term is defined in National Instrument 51-102, between New Found and Deloitte LLP. New Found filed the required reporting package in accordance with National Instrument 51-102 on November 10, 2020.

11.5	Nominating and Corporate Governance Committee

The Company has formed a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) comprised of Vijay Mehta (Chair), Collin Kettell and Douglas Hurst. Mr. Hurst and Vijay Mehta are considered “independent” and Collin Kettell, as Executive Chairman and Chief Executive Officer, is not considered “independent”, pursuant to NI 52-110. In consultation with the Board, the Nominating and Corporate Governance Committee identifies and recommends to the Board potential nominees for election or re-election to the Board as well as individual directors to serve as members and chairs of each committee. The Nominating and Corporate Governance Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Nominating and Corporate Governance Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company.

11.6	Compensation Committee

The Company has formed a Compensation Committee comprised of Collin Kettell (Chair), Douglas Hurst and Vijay Mehta. Douglas Hurst and Vijay Mehta are considered “independent” and Collin Kettell, as Executive Chairman and Chief Executive Officer is not considered “independent”, pursuant to NI 52-110.

Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

The charter of the Compensation Committee provides that it is responsible for, among other things, the following matters:

•

reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation; and

•

reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Compensation Committee will when appropriate review the Company’s compensation philosophy, policies, plans and guidelines and recommend any changes to the Board.

11.7	Technical Committee

The Company has formed a Technical Committee comprised of Denis Laviolette (Chair), Douglas Hurst and Quinton Hennigh. Douglas Hurst and Vijay Mehta are considered “independent” and Denis Laviolette, as President is not considered “independent”, pursuant to NI 52-110.

The purpose of the Technical Committee is to provide assurance to the Board as to the operational performance and operating risks of the Company, regarding those areas where technical understanding is required:

•	exploration, permitting, development, execution, and construction, operation of mining activities, security, and supply chain management;
•	resources and reserves on the Company’s mineral resource properties;
•	operating and production plans for proposed and existing operating mines;
•	project and operations readiness;
•	major commercial commitments; and
•	ensuring the Company implements best-in-class property development and operating practices.

The charter of the Technical Committee provides that it is responsible for, among other things, the following matters:

•

review and assess the reporting of all operating activities (to include exploration, mining, development, execution, construction, security, and supply chain management) and in the Committee’s discretion, make recommendations to the Board for consideration;

•	review risk management procedures and monitor risks in all operating activities;
•	review the effectiveness of the reporting of technical and operating matters;
•	assess the adequacy of strategic planning, forecasting, and budgeting;
•	assess legal and regulatory compliance of technical and operating matters;
•	engage third-party technical consultants, where necessary;
•	assess the performance of key operating personnel and operating teams;
•	advise the CEO when required on specific M&A opportunities as requested by the CEO or directed by the Board;
•

report and make recommendations to the Board on all technical and operating matters including material proposals, material contracts, and major commercial arrangements with potential key contractors and service providers; and

•	perform such other duties as may be assigned by the Board from time to time or as may be required by applicable regulatory authorities or legislation.
11.8	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of the Company’s directors or executive officers is, as of the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The information contained in this AIF as to ownership of securities of the Company, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest, not being within the knowledge of the Company, has been provided by each director and executive officer of the Company individually.

Douglas Hurst was a director on the board of directors of Greatbanks Resources Ltd. (now Goldhills Holding Ltd.) (“Greatbanks”) from December 2003 to July 2016. On December 11, 2015, Greatbanks was subject to a cease trade order by the B.C. Securities Commission. The order was issued as a result of the Greatbank’s failure to file its annual audited financial statements for the financial year ended July 31, 2015. The financial statements were filed on March 18, 2016 and the cease-trade order was rescinded on March 21, 2016. Greatbanks resumed trading on the TSXV on June 1, 2016.

11.9	Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company and any of its directors or officers as of the date hereof. However, certain of the Company’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on the Company’s behalf. See also “Risk Factors – Conflicts of Interest”.

Pursuant to the BCBCA, directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

12	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than described below, to the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is the subject matter of, or was the subject matter of, since the beginning of the financial year ended December 31, 2021, and no such proceedings or actions are known by the Company to be contemplated.

On March 10, 2020, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades Goldcorp Ltd. (“Palisades”) and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 Common Shares by the Plaintiffs to Palisades on November 20, 2019.

On November 15, 2019, ThreeD and 131 each entered into share purchase agreements with Palisades (the “Share Purchase Agreements”) under which Palisades agreed to purchase the 13,500,000 Common Shares owned by ThreeD and the 4,000,000 Common Shares owned by 131 for $0.08 per Common Share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its Common Shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. As a result of the amendments, the Company anticipates that further discoveries will be necessary.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, since its incorporation.

13	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, to the knowledge of the Company, no director or executive officer, or person or company that beneficially owns, or controls and directs, directly or indirectly, more than 10 percent of the any class or series of the voting securities of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company.

Certain directors and/or executive officers have been granted stock options of the Company and has received consulting fees for services provided to New Found.

14	TRANSFER AGENT AND REGISTRAR

New Found’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

15	MATERIAL CONTRACTS

Except for material contracts entered into in the ordinary course of business, the Company’s stock option plan is the only material contract to which New Found or any of its subsidiaries are a party to or entered into in the financial year ended December 31, 2021 or subsequently prior to the date of this AIF, or material contracts entered into prior to the beginning of the financial year ended December 31, 2021 which remain in effect as at the date of this AIF.

Stock Option Plan

New Found has a stock option plan pursuant to which the Board of Directors may grant Options to any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board of Directors may determine, exercisable to acquire Common Shares up to a maximum of 10% of the issued and outstanding Common Shares at the time of grant. Every Option granted has a term not exceeding 10 years after the date of grant. There are currently 13,641,125 Options issued and outstanding as at the date of this AIF.

Outside of the above, New Found is not aware of any material contracts of the Company that were entered into (a) within the last financial year and up to the date of this AIF, or (b) before the last financial year but still in effect, and that is required to be filed under Part 12 of NI 51-102 or that would be required to be filed under 51-102 but for the fact that it was previously filed.

16	INTERESTS OF EXPERTS

Information of a scientific or technical nature in respect of the Queensway Project is included in this AIF based upon the Technical Report with an effective date of February 18, 2022, prepared by Alan Lambden, P.Geo. and R. Mohan Srivastava, P.Geo. of RedDot3D Inc. who are each an independent Qualified Person under NI 43-101.

To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and their firms do not beneficially own, directly or indirectly, any Common Shares.

The technical content disclosed in this AIF, other than the technical content disclosed in Section 5 hereof, was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer of the Company and a Qualified Person as defined in NI 43-101. To the knowledge of the Company, Greg Matheson is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

Crowe MacKay LLP, the auditor of the Company’s audited financial statements for the years ended December 31, 2021, 2020 and 2019, has advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

17	ADDITIONAL INFORMATION

Additional information relating to New Found may be found on New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of New Found’s securities and securities authorized for issuance under equity compensation plans, is contained in New Found’s information circular for its most recent annual meeting of securityholders that involved the election of directors. Additional financial information in relation to New Found is provided in the Company’s audited financial statements and management’s discussion and analysis for the years ended December 31, 2021 and 2020.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF NEW FOUND GOLD CORP.

1.ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is appointed by and reports to the Board of Directors (the “Board”) of New Found Gold Corp. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation.

The Committee and its membership shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Corporation’s shares are listed, the Business Corporations Act (British Columbia) (the “Act”), and all applicable securities regulatory authorities.

2.COMPOSITION

•	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.
•

At least two members of the Committee shall be “independent” and each Committee member shall be financially literate (as such terms are defined under applicable securities laws and exchange requirements for audit committee purposes). Each member of the Committee shall be able to read and understand the Corporation’s financial statements, including the Corporation’s statement of financial position, income statement and cash flow statement and any other applicable statements or notes to the financial statements.

•

Members of the Committee shall be appointed at a meeting of the Board, typically held following the annual shareholders’ meeting. Each member shall serve until his/her successor is appointed unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of the Corporation. Any member may be removed or replaced at any time by the Board.

•	Where a vacancy occurs at any time in the membership of the Committee, it may be filled by a vote of a majority of the Board.
•

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be an independent director (as described above).

•	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.
•	The Chair of the Committee presiding at any meeting shall not have a casting vote.
•

The Committee shall appoint a secretary (the “Secretary”) who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee. This role is normally filled by the Secretary of the Corporation.

3.MEETINGS

•

The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements, provided that meetings of the Committee shall be convened whenever requested by the auditor that is appointed by the shareholders (the “Independent Auditor”) or any member of the Committee in accordance with the Act.

•

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee, when possible at least 48 hours prior to the time fixed for such meeting.

•

A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

•

Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

•	A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.
•

If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

•	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains on the Committee.
•

At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made at a meeting duly called and held.

•

The CEO and CFO are expected to be available to attend meetings when requested, but a portion of every meeting will be reserved for in camera discussion without the CEO or CFO, or any other member of management, being present.

•

The Committee may by specific invitation have other resource persons in attendance such officers, directors and employees of the Corporation and its subsidiaries, and other persons, including the Independent Auditor, as it may see fit, from time to time, to attend at meetings of the Committee.

•	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.
•	The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.
•	Minutes of Committee meetings shall be sent to all Committee members.
•	The Chair of the Committee shall report periodically the Committee’s findings and recommendations to the Board.

4.RESOURCES AND AUTHORITY

•

The Committee shall have access to such officers and employees of the Corporation and its subsidiaries and to such information with respect to the Corporation and its subsidiaries as it considers being necessary or advisable in order to perform its duties and responsibilities.

•

The Committee shall have the authority to engage and obtain advice and assistance from internal or external legal, accounting or other advisors and resources, as it deems advisable, at the expense of the Corporation.

•	The Committee shall have the authority to communicate directly with the Independent Auditor.

5.RESPONSIBILITIES

(a)Chair

To carry out its oversight responsibilities, the Chair of the Committee shall undertake the following:

•

provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

•

chair meetings of the Committee, unless not present (including in camera sessions), and report to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

•	ensure that the Committee meets on a regular basis and at least four times per year;
•	in consultation with the Committee members, establish a calendar for holding meetings of the Committee;
•	ensure that Committee materials are available to any director on request;
•	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;
•	foster ethical and responsible decision making by the Committee and its individual members;
•	encourage Committee members to ask questions and express viewpoints during meetings;
•	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the Committee from time to time;
•	ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently;
•	attend each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and
•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

(b)The Committee

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditor as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee is hereby delegated the duties and powers specified in Section 225 of the Act and, without limiting these duties and powers, the Committee will carry out the following responsibilities:

Financial Accounting and Reporting Process and Internal Controls

•

review the annual audited financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditor as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

•	assess the integrity of internal controls and financial reporting procedures and ensure implementation of appropriate controls and procedures.
•

review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, and press releases and any other public disclosure documents containing financial disclosure before the Corporation publicly discloses this information.

•

be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of these procedures.

•

meet no less frequently than annually with the Independent Auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee deems appropriate.

•

inquire of management and the Independent Auditor about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

•	review the post-audit or management letter containing the recommendations of the Independent Auditor and management’s response and subsequent follow-up to any identified weaknesses.
•	oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.
•

in consultation with the Corporate Governance and Nominating Committee, ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting and overseeing a corporate code of ethics for senior financial personnel.

•	establish procedures for:
•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and
•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
•	provide oversight to related party transactions entered into by the Corporation.

Independent Auditor

•	recommend to the Board for approval by shareholders, the selection, appointment and compensation of the Independent Auditor;
•	be directly responsible for oversight of the Independent Auditor and the Independent Auditor shall report directly to the Committee;
•

with reference to the procedures outlined separately in “Procedures for Approval of Non-Audit Services” (attached hereto as Appendix ‘A’), pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditor;

•	review the Independent Auditor’s audit plan, including scope, procedures, timing and staffing of the audit;
•	review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports; and
•	review fees paid by the Corporation to the Independent Auditor and other professionals in respect of audit and non-audit services on an annual basis.

Other Responsibilities

•	perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate;
•	institute and oversee special investigations, as needed; and
•	review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

Appendix A

Policy for Approval of Non-Audit Services

1.

In the event that New Found Gold Corp. (the “Corporation”) or a subsidiary of the Corporation wishes to retain the services of the Corporation’s Independent Auditor for services other than the annual audit (e.g. tax compliance, tax advice or tax planning, to meet the requirements of a regulatory filing or due diligence, to receive advice on various matters, etc.), the Chief Financial Officer of the Corporation shall consult with the Audit Committee of the Board of Directors (the “Committee”), who shall have the authority to approve or disapprove such non-audit services. The Chair of the Committee has the authority to approve or disapprove such non-audit services on behalf of the Committee, and shall advise Committee of such pre-approvals no later than the time of the next meeting of the Committee following such pre-approval having been given.

2.

The Committee, or the Chair of the Committee, as appropriate, shall confer with the Independent Auditor regarding the nature of the services to be provided and shall not approve any services that would be considered to impair the independence of the Independent Auditor. For greater clarity, the following is a non-exhaustive list of the categories of non-audit services that would be considered to impair the independence of the Independent Auditor:

(a)	bookkeeping or other services related to or requiring management decisions in connection with the Corporation’s accounting records or financial statements;
(b)	financial information systems design and implementation;
(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;
(d)	actuarial services;
(e)	internal audit outsourcing services;
(f)	management functions;
(g)	human resources;
(h)	broker or dealer, investment adviser or investment banking services;
(i)	legal services;
(j)	expert services unrelated to the audit; and
(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.
3.

The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee any services pre-approved since the last report, at each meeting and no less frequently than on a quarterly basis.

4.

In accordance with the requirements set forth under the “Exemption for minimal non-audit services” provided by Section 2.3(4) of National Instrument 52-110 — Audit Committees, whereby the Independent Auditor has commenced a service and:

(a)	the Corporation or the subsidiary entity of the Corporation, as the case may be, and the Independent Auditor did not recognize the services as non-audit services at the time of the engagement;

(b)	once recognized as non-audit services, the services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit; and
(c)

the aggregate fees for the non-audit services not previously approved are immaterial in comparison to the aggregate fees paid by the Corporation to the Corporation’s Independent Auditor during the financial year in which the services are provided, such services shall be exempted from the requirements for pre-approval of non-audit services set out in this Policy.